[DOCUMENT-COUNT]     1

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
      ON JULY 1, 1997 REGISTRATION NO. 33 - _______

                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                  ________________________________

                             FORM SB-2
                       REGISTRATION STATEMENT
                               UNDER
                     THE SECURITIES ACT OF 1933
                   ________________________________
                    Real Goods Trading Corporation
        (Exact Name Of Small Business Issuer In Its Charter)

                             CALIFORNIA
(State or Other Jurisdiction of Incorporation or Organization)

                                5961
     (Primary Standard Industrial Classification Code Number)

                             68-0227324
                  (I.R.S. Employer Identification No.)
                   ___________________________________

                           555 LESLIE STREET
                         UKIAH, CALIFORNIA 94582
                            (707) 468-9292
(Address, including zip code, and telephone number, including area code, of Principal Executive Offices and Principal Place of
Business)
                   ___________________________________

                            JOHN SCHAEFFER
                    REAL GOODS TRADING CORPORATION
                            555 Leslie Street
                         Ukiah, California 94582
                             (707) 468-9292
        (Name, Address and Telephone Number of Agent for Service)
                   ___________________________________
                               COPIES TO:
                            BARRY REDER, ESQ.
                   COBLENTZ, CAHEN, MCCABE & BREYER LLP
                      222  KEARNY STREET, 7TH FLOOR
                        SAN FRANCISCO, CALIFORNIA
                              (415) 391-4800
                   ___________________________________

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration
Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Act of 1933, as amended (the "Securities Act"), check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Title Of Each Class Of     Proposed Maximum Price     Amount Of
Securities To Be Register  Aggregate Offering    Registration Fee
Common Stock,
without par value             $7,800,000                $2,363.64

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

                     REAL GOODS TRADING CORPORATION

CROSS-REFERENCE SHEET SHOWING LOCATION IN THE PROSPECTUS OF
INFORMATION  REQUIRED BY ITEMS OF PART I OF FORM SB-2

ITEM    REGISTRATION STATEMENT           CAPTION OR LOCATION IN
 NO.      ITEM AND HEADING                     PROSPECTUS
1.  Front of Registration Statement and    Outside Front Cover
    Outside Front Cover of Prospectus      Page

2.  Inside Front and Outside Back Cover    Inside Front and
    Pages of Prospectus                    Outside Back Cover
                                           Page

3.  Summary Information and Risk           Prospectus Summary,
    Factors                                Risk Factors

4.  Use of Proceeds                        Use of Proceeds

5.  Determination of Offering Price        Not Applicable

6.  Dilution                               Not Applicable

7.  Selling Securityholders                Selling Securityholder

8.  Plan of Distribution                   Outside Front Cover
                                           Page; Plan of
                                           Distribution

9.  Legal Proceedings                      Business

10. Directors, Executive Officers,         Management
    Promoters and Control Persons

11. Security Ownership of Certain          Principal Shareowners
    Beneficial Owners and Management

12. Description of Securities              Description of
                                           Securities

13. Interest of Names Experts and          Not Applicable
    Counsel

14. Disclosure of Commission Position      Management
    on Indemnification for Securities
    Act Liabilities

15. Organization Within Last Five Years    Certain Transactions

16. Description of Business                Business

17. Management's Discussion and            Management's
    Analysis or Plan of Operation          Discussion  and
                                           Analysis

18. Description of Property                Business

19. Certain Relationships and              Certain Transactions
    Related Transactions

20. Market for Common Equity               Price Range of Common
    and Related Shareholder Matters        Stock; Shares Eligible
                                           for Future Sale;
                                           Description of
                                           Securities

21. Executive Compensation                 Management

22. Financial Statements                   Financial Statements


23. Changes in and Disagreements with     Not Applicable
    Accountants or Accounting and
    financial Disclosure

SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED JULY 1, 1997
PROSPECTUS

                        1,300,000 Shares

[LOGO]
                  REAL GOODS TRADING CORPORATION

                           COMMON STOCK
                          _______________

     This prospectus ("Prospectus") covers the sale of up to 1,000,000 shares of common stock, without par value ("Common Stock") by Real Goods Trading Corporation (the "Company" or the "Issuer") and the sale of up to 300,000 shares of Common Stock by John Schaeffer, the President, Chairman and principal shareowner of the Company (the "Selling Securityholder"). All of the shares of common stock offered by the Company and the Selling Securityholder hereby ("the Shares") will be sold directly by the Company on a "best efforts" basis. The Company reserves the right to use selling agents. There is no minimum offering amount and no escrow of the proceeds of the sale of Shares. No underwriting discounts, commissions or expenses are payable or applicable in connection with the sale of the Shares. All purchases of Shares will be allocated between the Company and the Selling Securityholder as further described herein. Persons who wish to purchase Shares in this offering must submit a Share Purchase Agreement, attached hereto as Appendix A, together with the required payment, to the Company. The minimum subscription is 25 Shares. See Selling Securityholder and Plan of Distribution.
THE COMPANY AND THE SELLING SECURITYHOLDER ARE OFFERING INCENTIVES FOR (i) PURCHASE OF AT LEAST 500 SHARES BY OCTOBER 15, 1997 AND (ii) PURCHASE OF CERTAIN QUANTITIES OF SHARES. SEE "PLAN OF DISTRIBUTION."

     The Common Stock of the Company is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) Small Capitalization Market under the symbol RGTC and on the Pacific Stock Exchange under the symbol RGT. On _________, 1997 the last reported sale price of the Common Stock on NASDAQ was $____ per share and the last reported sale price on the Pacific Stock Exchange was $____ per share. This Prospectus may be used by the Company, the Selling Securityholder or by any broker-dealer who may participate in sales of the Shares.

An electronic format of this Prospectus is available on the Company's Internet World Wide Web Site at http:/www.realgoods.com and shares may be purchased electronically at that site.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH
DEGREE OF RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                   _______________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Price to             Proceeds to
                            Public               Company(1) and
                                           Selling Securityholder

Per Share                  $__________          $__________

Total                      $7,800,000.00        $7,800,000.00

(1)     Before deducting certain estimated expenses payable by
the Company in the amount of $_________ .   The Company and the
Selling Securityholder reserve the right to use registered securities dealers as selling agents and to pay them a fee of up to 5% of the sales price of the securities to be sold hereunder. This also excludes the effect of volume purchase and early purchase incentives; see "Plan of Distribution."
                 __________________________

     The shares are being offered by the Company and the Selling Securityholder subject to certain conditions. The Company and the Selling Securityholder reserve the right to withdraw or cancel such offer and reject any order, in whole or in part.

               The date of this Prospectus is _______, 1997

                        AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 relating to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved.

     The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such site is http://www.sec.gov.

     The Company is subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above, and on the Company's Web site at http://www.realgoods.com. Reports and other information can also be inspected at the offices of NASDAQ and the Pacific Stock Exchange.

     The Company intends to furnish to its shareowners annual reports containing audited consolidated financial statements certified by independent public accountants for each fiscal year and quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year. The Company will also make such reports available on its web site at http:/www.realgoods.com.

     The Company will provide without charge to each person who receives a Prospectus, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in the Prospectus (not including Exhibits to the information that is incorporated by reference unless the Exhibits are themselves specifically incorporated by reference). Any such request shall be directed to the Chief Executive Officer of Real Goods Trading Corporation at 555 Leslie Street, Ukiah, California 95482 (telephone: (707) 468-9292 Email: john@realgoods.com.)

ELECTRONIC FORMAT OF PROSPECTUS. An electronic version of this Prospectus is available on the Company's Internet World Wide Web Site at http://www.realgoods.com. The paper format of this Prospectus contains descriptions and/or transcripts of material, graphic image and audio information which is included in the electronic format of this Prospectus. The Shares may be purchased electronically at that site.

                      PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS.

                         THE COMPANY

     Real Goods Trading Corporation and its predecessor have sold environmentally related products, primarily through catalogs and retail stores, for more than 10 years. The Company's mission is to promote and inspire an environmentally healthy and sustainable future through its products, publications and educational demonstrations. Except for 1996, the Company has operated at a profit each year since it was incorporated in 1990. This offering is being made by the Company and John Schaeffer, its primary shareowner. The first 100,000 shares will be sold by the Company, primarily to fund the opening of one or more additional retail stores. Mr. Schaeffer is selling the next 250,000 shares (approximately 11.7% of his holdings) primarily to satisfy certain of his obligations under his Marital Settlement Agreement and to pay the taxes on the shares so sold. The remaining 950,000 Shares will be sold 95% by the Company and 5% by the Selling Securityholder. The Company's common stock has been owned by the public since 1991; it is traded on the Pacific Stock Exchange, the NASDAQ Small Capitalization Market and at the Company's World Wide Web site http://www.realgoods.com.

                              THE OFFERING

Common Stock offered
hereby by the Company            1,000,000 shares of Common Stock

Common Stock offered hereby by
the Selling Securityholder       300,000 shares of Common Stock

Offering price                   $_____ per share of Common Stock

Minimum subscription             $_______ or 25 shares

Use of proceeds                  Up to the first $600,000 raised
                                 will be used to pay the expenses
                                 of the offering and to open
                                 additional retail stores.  The
                                 next $1,500,000 of common stock
                                 will be sold by the Selling
                                 Securityholder.  All remaining
                                 proceeds will be divided 95% to
                                 the Company and 5% to the
                                 Selling Securityholder.  The
                                 funds raised in excess of that
                                 amount, supplemented by borrowed
                                 funds to the extent necessary,
                                 will be used to open additional
                                 stores, to expand the Company's
                                 product offerings and to augment
                                 working capital. See  Use of
                                 Proceeds.

Risk Factors                      The purchase of Shares offered
                                  hereby involves a high degree
                                  of risk.  See  "Risk Factors."

                   SUMMARY FINANCIAL DATA
         (ALL AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

     The financial data below are derived from the audited
Consolidated Financial Statements of Real Goods Trading
Corporation and subsidiary as of March 31, 1997 and 1996.
The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and accompanying
Notes which are included herein.

                                            Years Ended March 31

                                                 1997     1996
Statement of Operations Data:
Sales                                          $ 18,424  $15,432
Gross Profit                                      8,799    7,426
Selling, general and administrative expenses      8,133    7,745
Earnings (Loss) from Operations                     666     (319)
Interest Income (expense), net                      (80)      32
Net Earnings (Loss)                                $363    $(175)

Net Earnings (Loss) per share of common stock:
     Before cumulative effect of change in
        accounting principle                      $0.11   $(0.06)
     Cumulative effect of change in accounting
        principle                                  0.00     0.01
     Net Earnings (Loss) per share                $0.11   $(0.05)

Weighted average shares used to compute
     earnings per share                       3,418,089 3,435,167

Balance Sheet Data:
Total Assets                                     $6,802   $6,497
Current Liabilities                                 968    2,052
Long-term debt                                    1,143       15
Shareowners' equity                               4,691    4,430

                         RISK FACTORS

     This Prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this Prospectus. An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information in this Prospectus, prior to making an investment in the Common Stock offered in this Prospectus.

CATALOG SALES

The mail order industry is susceptible to the ebb and flow of both retail industry trends and the general economy. While the Company could be a beneficiary of a trend which increases the popularity of the Company's products, that trend could also ebb away. Of approximately 350 products in each of the Real Goods and Earth Care* color catalogs, 35% are new to those catalogs; there can be no assurance that the product selection will be effective. While the Company must incur catalog production and mailing costs, purchase inventory and staff up in preparation for customer responses in advance of need, if customer response is below management's expectations and the Company's gross income decreases, the Company's expenses cannot be reduced timely and proportionately. In addition, the Company will be reliant to some extent on the state of the general economy. An adverse economic environment could impact the mail order catalog industry as a whole. Finally, catalog companies seeking to increase revenues and their "house list" often "prospect" with rented lists; unwise or excessive prospecting can adversely affect operating results.

*Real Goods and Earth Care are registered trademarks owned or licensed by the Company.

RETAIL STORES

There are substantial risks in store retailing, including poor location of retail stores, failing to identify consumer trends correctly, theft by customers and employees, poor financial controls, and losing customers to competitors. The Company is experimenting with retail store formats; there can be no assurance that any of those formats will be profitable, or, if profitable, replicable. The Company is selling or closing its Amherst, Wisconsin store due to the store's failure to achieve the long term strategic objectives which the Company had for the store.

SOLAR LIVING CENTER

The Company's mission is to promote and inspire an environmentally healthy and sustainable future through its products, publications and educational demonstrations. The Company has spent approximately $3,000,000 to acquire the land for the Solar Living Center, landscape the land and construct it as a demonstration of many of the principles underlying the Company's mission and vision. Although the initial response has been extremely encouraging in both sales and number of visitors, there can be no assurance that the Solar Living Center, which opened in May 1996, will fulfill increase the public's awareness of the Real Goods mission, that the Company will ever realize a suitable return on its investment or that the Company will not incur a substantial loss from the Solar Living Center. Although the Solar Living Center is located on a flood plain, the Company believes the buildings on the property sit above the 100 year flood level. The Company maintains flood insurance for the Site.

SEASONALITY

As with nearly all retail enterprises, the Company's business is seasonal, and it customarily generates approximately 40% of its revenues in its third fiscal quarter which is the last calendar quarter of the year. The Company's execution in its third quarter is material to its financial success for a fiscal year. Poor third quarter results in any given year would adversely impact the Company to a greater absolute extent than poor results in any other quarter.

COMPETITION

The Company believes that as to certain of its products it operates in a niche presently too technical and application specific to interest the larger catalogs and that the Company's knowledge of its customers and vendors offerings enables it to be a better intermediary between suppliers and customers for its segment of the market than larger catalogs. However, the Company is small compared to industry leaders. If one or more of the larger catalog retailers decides either to have a major renewable energy and conservation section in an existing catalog or to launch a comparable catalog, the Company's business could be adversely affected.

NEW INITIATIVES

The Company has undertaken test programs in Japan, in wholesale sales and in selling via the Internet, which may prove to be productive endeavors; however, there can be no assurance that any of them will be successful or, if they appear successful, that they will continue to be successful.

UNCONTROLLABLE EVENTS

The Company is subject to larger trends and events which are beyond the Company's control. For instance, a severe recession would decrease disposable income and the amounts people spend on non-essential products such as those the Company offers. If there is a war, earthquake, fire or similar event, the Company could be adversely impacted. While the Company carries reasonable insurance considering its size and economics, such insurance may not fully protect the Company from events which are beyond the Company's control. Any long term drop in energy prices could also reduce the attractiveness of certain of the Company's products; reciprocally, the Company could benefit from a long term increase in energy prices.

SALES TAXES

In 1992, the United States Supreme Court ruled that states may not impose taxes on out-of-state direct marketers, but it suggested that Congress could delegate that power. To date, there has been no congressional action. The Company collects sales tax only on sales made in California and, for so long as it operates the Snow-Belt store, Wisconsin. If the Congress does delegate the power to levy a sales tax and states do levy those taxes, the operations of the Company will likely be affected substantially because the Company's average order is relatively high and the combination of sales taxes with shipping charges may affect consumer buying decisions.

DEPENDENCE ON KEY PERSONNEL

The Company is substantially dependent on the continued services of John Schaeffer. The loss of Mr. Schaeffer's services for any substantial period of time is certain to have a material adverse impact on the Company. The Company maintains a $1,000,000 life insurance policy on Mr. Schaeffer. The Company does not anticipate acquiring disability insurance on Mr. Schaeffer.

DEPENDENCE ON CERTAIN SUPPLIERS, INCLUDING FOREIGN SUPPLIERS

The Company carries approximately 350 articles in each color catalog. No more than 5% of the Company's sales arise from a single product. Approximately 3% of the Company's sales are generated from products purchased directly from foreign countries. Accordingly, the Company is subject to both exchange rate fluctuations and possible disruptions in supplies for those products. The Company could also be vulnerable because 5% of its revenues derive from products purchased from a single supplier. However, there is at least one alternative supplier for each product in every case, and management believes that any such effect would be temporary.

COST INCREASES

For the portion of its sales derived from mail order catalogs, the Company is particularly susceptible to increases in paper prices and postal and shipping charges. In late 1994 and early 1995 paper prices increased dramatically, causing significant cost increases; those prices eased in 1996. There is an immediate effect on the Company's catalog marketing costs as a result of the paper market price fluctuations. Since paper capacity is relatively fixed, the Company believes that prices in this market are directly affected by the strength of the economy. Increased paper prices as well as increased mailing and shipping charges could substantially impact the Company's catalog growth and profitability. Decreased paper prices result in a more favorable mail order catalog market.

Postage costs are affected by price changes by the United States Postal Service and United Parcel Service. In early 1995, United States Postal Service prices increased and could increase in the future. In February 1996 and February 1997 United Parcel Service
increased rates.   The Company does expect annual increases in
United Parcel Services' charges. The Company has experienced a small reduction in postage costs since the third quarter due to recently enacted postal reclassification control. Because of his stock ownership position, John Schaeffer will at all times have the ability to control the operations and strategy of the Company.

     Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management.
In reviewing this Prospectus, potential investors should keep in mind other possible risks that could be important.

USE OF PROCEEDS

     The following table sets forth the Company s use of the proceeds from the Company's sale of all 1,000,000 of the Shares offered by it hereby. Although there is no minimum offering, a column assuming the sale of 500,000 shares by the Company is included for illustrative purposes:

                           If $3,000,000         If $6,000,000
                        Sold by the Company   Sold by the Company

                                    Amount    %     Amount     %
Total Proceeds to Company*:    $3,000,000  100.% $6,000,000 100.%

Less Offering Expenses:

Commissions/Finder's Fees**      (100,000) 3.33%  (250,000) 4.17%

Legal and Accounting              (75,000) 2.50%   (75,000) 1.25%

Printing and Advertising          (90,000) 3.00%   (90,000) 1.50%

Postage                           (25,000)  .83%    (25,000) .42%

Filing Fees                       (10,000)  .33%    (10,000) .17%

Net Proceeds to the Company
   from Offering               $2,700,000 90.01.% $5,550,000 92.5%

 * Excludes effect of volume purchase and early purchase incentives.

** The commission is calculated assuming the Company will be able to raise $1,000,000 through its own sales and will pay a 5% commission to an outside broker/dealer selling agent on the additional sales.

     There is no minimum necessary to close this offering. Accordingly, while Management does not expect it to be the case, it is theoretically possible that only a small number of shares will be sold in this offering. If that occurs, the proceeds will be added to the Company's working capital, and the Company will finance its business plan to the extent feasible through the use of its own capital resources and borrowed funds. The Company will use the first $600,000 of offering proceeds to pay the expenses of the offering and to open additional retail stores. The next $1,500,000 of common stock will be sold by John Schaeffer, primarily to fulfill the terms of his Marital Settlement Agreement and pay capital gains taxes on the stock sold. The funds raised in excess of that amount, supplemented by borrowed funds to the extent necessary, will be used to open additional stores as discussed below, to expand the Company's product offerings and to augment working capital in such amounts as Management shall deem appropriate from time to time.

USE OF NET PROCEEDS:

     The Company intends to open a San Francisco Bay Area retail store in Berkeley ("Store #3") for which it is presently negotiating a lease. The presently identified space contains approximately 4,000 square feet of selling space. The Company estimates that this store would cost approximately $225,000 for renovation and displays ($56/square foot) and $300,000 for inventory. The Company intends to open this store whether or not this offering is successful. The cost of renovations will come from the sale of the Amherst, Wisconsin store or liquidation of its inventory. The $300,000 for Berkeley store inventory will come out of the proceeds of this offering or, if the offering is not successful, from bank borrowing. There can be no assurance that such a store will be opened or, if opened, that it will be successful.

Amount:   $300,000

     As the Company has increased its emphasis on growth of its Renewable Energy department and its retail stores, growth of its catalog has not kept pace. The Company believes, however, that it has the potential to grow its catalog revenues at a rate not less than 15% per year and potentially as high as 25% per year, while maintaining profitability. In order to keep this department of the Company competitive and operationally efficient, the Company requires certain capital improvements in infrastructure, including upgrading of phone systems, computer systems and distribution systems. There can be no assurance that the Company's catalog will continue to grow or that capital improvements will result in increased efficiencies.

Amount:   $200,000

     The Company believes there is a great opportunity in the emerging "Eco-Tourism" market for renewable energy systems, particularly in Latin America. The Company intends to continue its marketing programs to exploit these markets in order to attempt to replicate its successes in Belize ($2,000,000 sale), the U.S. Virgin Islands ($300,000 sale) and in Mexico ($200,000 sale). In order to do this, the Company intends to provide additional resources for its Real Goods Renewables department, including enhanced hardware and software systems, enhanced staffing, a possible office in Latin America, and targeted public relations efforts towards this burgeoning market around the world.

Amount    $100,000

     If Store #3 is successful and proves to be replicable, the Company intends to open either a second store in Northern California or a store in the Seattle, Washington area ("Store #4"). The Company estimates that Store #4 would also cost approximately $225,000 for renovation and displays ($56/square foot) and $275,000 for inventory. There can be no assurance that such a store will be opened or that it will be successful.

Amount:   $500,000

     The Company sees much potential in its Solar Living Center and in its Institute for Solar Living, both located in Hopland, California. In order to maximize the effectiveness of the site, which drew approximately 100,000 visitors in its first year of operation, the Company intends to build an "education and learning center" at its Solar Living Center. This new building would be approximately 1500 square feet and would house a "renewable energy museum," an education and demonstration component with interactive displays, and the classroom for the Institute for Solar Living. The building would also house several offices for Solar Living Center staff and for the technicians of Real Goods Renewables to give them greater access to the buying public and a viable venue to solicit new clients from around the world interested in Renewable Energy Systems.
The building would also house a small "snack bar" which would serve organic produce from the Solar Living Center's gardens, healthy soft drinks and juices, and other snacks. The Company estimates the cost of the building at $125/square foot ($187,500) with an additional $50,000 needed for audio visual equipment and interactive displays, $25,000 needed for restaurant equipment for the "snack bar," and the balance for office furniture, equipment and fixturing.

Amount:         -0- (if $3,000,000 raised)
           $300,000 (if $6,000,000 raised)


     The Company has evaluated the retail market in the context of its customer demographics around the country. The Company has determined that there are seven prime markets for its customer demographic. These areas are the San Francisco Bay Area, the Seattle area, the Los Angeles area, the Rocky Mountain area, the Southwest area, the Boston area, and the New York area. Should the first Bay Area store prove to be successful and should the second rolled out store prove to be successful, the Company intends to open approximately five more retail stores in the areas listed above over the next several years (Stores #5, #6, #7, #8 and #9). Four of these stores would be financed by the proceeds from this public offering (equity) and the balance of stores would be financed through debt. The Company estimates that each of these additional stores would cost approximately $225,000 for renovation and displays ($56/square foot) and $275,000 for inventory. There can be no assurance that such stores will be opened or that if opened, they will be successful.

Amount:   $  500,000 (if $3,000,000 raised)
          $2,000,000 (if $6,000,000 raised)


     The Company currently has two outstanding loans secured by the Solar Living Center. One of these loans is for $568,000 bearing interest at 2.0% above the prime rate with a final maturity date of 2021. The prime rate was 9% on May 31, 1997. The Company believes that it may be financially prudent to pay off this loan. The other loan, similar in amount, carries substantial pre-payment penalties, and it may not be advisable to repay it at this time.

Amount:      -0-   (if $3,000,000 raised)
          $568,000 (if $6,000,000 raised)


     Additions to working capital that may be made (although actual allocations will depend upon management's judgment at the time cash becomes available). The Company has already hired a Retail Division Director, Doug Doll, who has rolled out mulitiple stores for the Nature Company and Hearthsong, specialty retailers similar to the Company. The Company intends to hire within the next year upper- and mid-level executives and several clerical employees.

Amount:    $1,100,000 (if $3,000,000 raised)
           $1,582,000 (if $6,000,000 raised)

     NOTWITHSTANDING THE FOREGOING, THE COMPANY EXPRESSLY RESERVES THE RIGHT TO USE UP TO $600,000 OF PROCEEDS TO ACQUIRE THE COMPANY'S CAPITAL STOCK FROM SHAREOWNERS, INCLUDING JOHN SCHAEFFER, IF HE DOES NOT SELL 200,000 OF THE SHARES HE OFFERS HEREUNDER; PROVIDED, HOWEVER, THAT THE COMPANY WILL NOT DO SO UNLESS IT IS ABLE TO DO SO AT A DISCOUNT FROM THE PREVAILING MARKET PRICE.

                   CAPITALIZATION

     There is no minimum offering; the amounts set forth below are for illustration only:

                               Amount Outstanding (in thousands)

                                    if $3,000,000   if $6,000,000
                          As of         Sold by       Sold by
                     March 31, 1997   the Company    the Company
DEBT:
  Long-term debt         $1,143         $1,143          $575 (1)

Shareowners' equity:
Preferred stock               0              0             0
 (without par value)
Common Stock              4,252          6,952 (2)     9,802 (3)
 (without par value)
Retained earnings           439            439           439
   Total shareowners'
   equity                 4,691          7,391        10,241

Total capitalization:    $5,834         $8,534       $10,816

(1) Assumes repayment of $568,000 of long-term debt.
(2) Assumes proceeds (net of offering costs) of $2,700,000.
(3) Assumes proceeds (net of offering costs) of $5,550,000.

     Number of preferred shares authorized: 1,000,000 shares, without par value; none issued. Number of common shares authorized: 10,000,000 shares, without par value; 3,403,804 issued as of May 20, 1997.

     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 700,000 are subject to issuance under existing stock option plans. Options to purchase 268,700 shares of common stock were outstanding on March 31, 1997.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Sales

The Company reported the highest net sales in its history, $18,424,000 for fiscal 1997, an increase of 19% over fiscal 1996.
Net sales include a $2 million 100 kilowatt photovoltaic renewable energy sale to a resort in Belize. While the amounts of this sale distort some of the amounts and percentages set forth herein, they are included for completeness, and are excluded only when specifically so stated.

For the fiscal year ended March 31, 1997, without the Belize resort sale, net sales for the year were $16,463,000, up 7% from $15,432,000 from the previous year. Excluding the Belize sale, retail and renewable energy sales continued to grow as a percentage of total Company sales, and catalog sales decreased as a percentage of sales: catalog sales were 73% of sales, as compared to 78% in the prior year; retail store sales were 17% of sales, as compared to 14% in the prior year, and renewable energy department sales were 10% of sales, as compared to 8% in the prior year.

Catalog sales remained level at $11,968,000, compared to prior year sales of $11,972,000. The Company mailed approximately 17% more catalogs in fiscal 1997, or 6,300,000 compared to 5,400,000, primarily taking advantage of paper price declines in the third and fourth quarter. The Real Goods catalog showed a 12% increase in circulation, and an increase in dollars per book to $2.12 per book in fiscal 1997 from $2.04 per book in fiscal 1996. The remerchandised, re-positioned and expanded Earth Care catalog had a 35% increase in circulation, with dollars per book falling to $1.42 per book compared to $1.80 per book in fiscal 1996. The Company took advantage of the paper price decrease to mail the Earth Care catalog to additional prospect lists and implement long term growth plans for the title.

As the Company moved both the Hopland, California and Eugene, Oregon stores to larger quarters, retail store sales increased 26% to $2,754,000, compared to $2,181,000 in the previous fiscal year. The Company had 7,400 square feet of retail selling space during fiscal 1996. For 10 months of fiscal 1997 there were 9,600 square feet of retail selling space. The Hopland store has been relocated to the Company's Solar Living Center, and the Eugene store has been relocated to a larger, more central location at a mall in downtown Eugene. Since November 1996, the Company has kept a small outlet store open in Ukiah all year; in fiscal 1996 the Ukiah store was open only from November through January.

Renewable energy sales, excluding the Belize sale, increased 37% to $1,693,000 compared to $1,237,000 in the previous fiscal year. The Company believes that Real Goods Renewables has shown a significant sales increase due to the department's increased staff levels, emphasis on customer service (including separate 800 lines), and utilization of a separate and more technical catalog, the Real Goods News, for the renewable energy customers. Due to increased staffing, Renewables has been able to pursue many new leads in both national and international markets, as well as in the expanding "eco-tourism" business.

Gross Profit

For fiscal 1997, gross profit amounted to $8,799,000, or 47.8% of sales, compared to gross profits of $7,426,000 or 48.1% of sales in the previous fiscal year. Overall gross profits as a percentage of sales was slightly lower due to the percentage of retail and renewable energy sales, including the Belize sale, increasing in comparison to catalog sales; renewable and retail sales traditionally have lower margins than catalog sales.

Catalog, retail and renewable energy sales all showed an improvement in gross margins over the previous fiscal year. Catalog sales had a gross profit of $6,373,000 or 53.2% of sales, compared to $6,151,000 or 51.4% of sales in the previous year, which was a $220,000 increase in margin on flat sales. Retail store sales had a gross profit of $1,096,000 or 39.8% of sales, compared to $839,000 or 38.4% of sales in the previous year. Renewable energy sales had a gross profit of $1,282,000 or 35% of sales, including the Belize sale, compared to $394,000 or 31.8% of sales in the previous year.

The gains in margins in all areas were attributed to the successful efforts to improve terms with vendors that allow for cash discounts, quantity discounts, and generally improved purchasing efficiencies.

Operating Expenses

Selling, general, and administrative expenses amounted to $8,133,000 or 44% of sales in fiscal 1997, compared to $7,745,000 or 50.1% of sales in the prior year. Operating expense increased only 5% in absolute dollars while sales increased 19% including the Belize sale, or 7% without the Belize sale. The Belize sale did not generate incremental operating expense. Labor and benefits increased only 2% on the sales increase, reflecting the Company's efforts to improve and streamline internal management. Catalog circulation increased by 15%, yet due to paper price declines experienced in the third and fourth quarters, overall catalog expense declined by 6%. Postage and freight expense increased 19%, reflecting the increased catalog circulation as well as increases by United Parcel Service in February 1996 and February 1997. The Company has experienced small reductions in postage costs since July 1996 due to favorable new postal reclassification regulations. The Company also continued to reduce outside consulting expenses, general expenses, and other variable costs. Depreciation increased $100,000, due to the completion of the Solar Living Center.

Earnings from operations were $666,000 for the year, compared to a loss of $319,000 in the previous year, representing a turnaround of $985,000. The Belize sale, improved margins, paper price reductions and improved operational efficiencies contributed to this dramatic improvement.

Interest

In fiscal 1997, interest expense was $103,000 and interest income was $23,000, resulting in a net interest expense of $80,000. In the previous fiscal year, interest income was $32,000 and interest expense was capitalized into the Solar Living Center construction project. The increased interest expense is due to the loans required to finance the Solar Living Center (see Note
5). Approximately $11,000 of the interest expense in fiscal 1997 was related to the line of credit. The Company largely uses its line of credit to increase inventory levels for the holiday season.

Income Taxes

Income taxes as a percentage of pretax income was 38% compared to a tax benefit at the rate of 34% for the previous year when the Company reported a loss. The Company believes that the applied tax rate accurately reflects its actual experience.

Earnings

The Company earned $586,000 before tax and had $363,000 net earnings in the current fiscal year, or $.11 per share. In fiscal 1996, the Company had a before tax loss of $287,000 and a net loss of $175,000 or $.05 per share. Current year profits are the highest annual results ever earned by the Company. These earnings represent a significant turnaround for the Company, as they follow the Company's first annual loss in fiscal 1996.

Management believes that the Belize sale, the improved margins particularly from catalog sales, the decreased paper costs in its third and fourth quarters, and improved internal operating efficiencies are to be credited with the earnings gain. The Company has remained committed to its mission of reducing waste and pollution and heightening environmental awareness by continuing to print catalogs on recycled paper, despite the 4% - 10% premium that it pays for recycled paper.

Liquidity and Capital Resources

During the fiscal year ended March 31, 1997, cash of $252,000 was provided by operations. Cash was increased by a decrease in prepaid purchases of $285,000 due to the effect in the prior year of a purchase for the Belize sale. Cash was decreased by a decrease in customer deposits of $585,000 due to the Belize deposit being recognized in sales in the current year.

The Company used $685,000 of cash largely for purchase of property, equipment and improvements related to the completion of its Solar Living Center.

Cash provided by financing activities was $677,000, primarily due to the Company completing its construction loan and entering into two long term debt agreements (see note 5) for $585,000 and $604,000 respectively. Cash of $115,000 was used in the repurchase of common stock (see Note 10).

The net effect of all of the Company's activities was to increase the Company's cash position to $513,000 at the end of the period from $270,000 at the beginning of the period.

The Company has secured a $1,500,000 line of credit for fiscal 1998 to use for seasonal fluctuations in inventory levels as well as operating expenses. The extended line of credit agreement contains restrictive covenants including debt to net worth and current ratios, restrictions on capital expenditures, positive cash flow at a certain point in the fiscal year and prohibitions on payment of cash dividends without the Bank's approval. The line is collateralized by substantially all of the Company's assetsincluding inventory, accounts receivable and mailing lists as well as key person life insurance policy on the life of the Company's majority shareowner. The Company was in compliance with all covenants of the extended line of credit agreement as of March 31, 1997. Management believes that cash flow from operations together with bank debt financing and existing cash reserves will be sufficient to fund the Company's operations through fiscal 1998.

The overall effects of inflation on the Company's business during the periods discussed were not believed to be material.

               DESCRIPTION OF BUSINESS

Mission Statement: Through our products, publications and educational demonstrations, Real Goods promotes and inspires an environmentally healthy and sustainable future.

Introduction.   Real Goods Trading Corporation ("Real Goods" or
the "Company") sells primarily environmentally related products and renewable energy products through mail order catalogs, direct sales and retail stores. Except for fiscal 1996, the Company has been profitable every year since it was incorporated in 1990.
The Company currently mails catalogs under the names of Real Goods, Earth Care, REAL GOODS NEWS (currently being transformed into the REAL GOODS RENEWABLES), REAL STUFF (currently being transformed into the REAL GOODS NEWS) and the POST CONSUMER. The Company sells renewable energy products directly to its customers through the Renewable Energy Department (RG Renewables). The Company's continuing retail stores are located in Hopland, California and Eugene, Oregon. The Company is selling or closing its Snow-Belt Energy store in Amherst, Wisconsin. The Company also conducts consumer education activities through the "Institute for Solar Living", a seminar series, and creates educational products to support its renewable energy products. Each year the Company conducts an internal eco-audit and publishes the results in its annual report to shareowners.

In May 1996 the Company opened its Solar Living Center ("SLC"), a twelve acre demonstration site housing a 5,000 square foot retail store (4,200 square feet of selling space) constructed of adobe-like covered rice straw bales and with a utility intertie system with its local utility, Pacific Gas & Electric Company. The Company's 10 kilowatt photovoltaic array and 3 kilowatt wind generator produce much of the power for the site; the Company sells the excess power back to PG&E. In the event of power failures or lack of wind and sunshine, a battery backup system provides electricity. The Solar Living Center embodies the Company's core principles and provides an opportunity to demonstrate the practicality of living and working on a low consumption, environmentally sensitive and renewable energy basis. The site is immediately adjacent to Highway 101 in Hopland, California, and has to date been of interest both to residents of Northern California and to tourists who have made it a destination. The Company believes that the Solar Living Center has the potential to be of great strategic importance to the Company's future. In its ten months of operation approximately 100,000 people visited the SLC. In fiscal 1997, store sales nearly doubled from the sales in the store's previous Hopland location in fiscal 1996, although selling space increased by only 20%.

A.  THE COMPANY'S MARKETS

The Company serves several related market segments within the single line of business of specialty retailing. The "ENVIRONMENTALLY RELATED PRODUCTS MARKET," consists of consumers who wish to pursue simpler, more energy conserving, wholesome lifestyles with a belief in preserving the earth's resources in a sustainable manner. Consumers in this market tend to live in urban and suburban residences served by the conventional electric utility power grid. The Company has revamped its color Real
Goods and Earth Care catalogs to be more appealing to these customers, and these catalogs now carry primarily conservation and healthy lifestyle products.

The "REGIONAL RETAIL MARKET" is served by the Company's three retail stores, located in Hopland, California; Eugene, Oregon and Amherst, Wisconsin. Each of the three stores carries environ-mentally related and renewable energy products as well as regional products with a unique focus. The Hopland, California store, relocated to the Company's new Solar Living Center in May 1996, features a number of products that are handmade locally or made in small quantities that are not suitable for mail order sale. Due to the Hopland store's proximity to Highway 101 and its exposure to summer tourists to Northern California's attractions, the store carries many items for the traveler and camper. The store plans to focus on proprietary and private labelled products which traditionally command higher gross margins. The Eugene, Oregon store features technical sales of hot water systems and is also one of the Company's outlet stores for inventory no longer available through mail order. Since November 1996 the Company has kept open an outlet store in Ukiah at its corporate headquarters; the outlet store was previously only open during the holiday season.The Amherst, Wisconsin store, Snow-Belt, has been the Company's national hearth center, marketed in fiscal 1997 through a REAL GOODS NEWS special catalog; the Company is selling or closing this store because it failed to meet the Company's long- term strategic objectives.

The Company's original focus, the "RENEWABLE ENERGY MARKET," consists of homeowners and others living and working without the benefit of the traditional electric company power grid and generating their own electricity. Installation and use of renewable energy products requires a substantial investment of time and money by the consumer. These products are often purchased in connection with constructing or rehabilitating residences with systems and appliances that supply renewable sources of energy or otherwise circumvent the consumer's need to use conventional sources of energy. To increase customer service as well as more effectively manage these larger sales, the Company created a Renewable Energy Department, called Real Goods Renewables, that relates to customers directly. The Company has also identified eco-tourism as a promising market for its renewable energy sales. In the first quarter of fiscal 1997, the Company made the largest sale in its history, a $1.8 million 100 kilowatt photovoltaic renewable energy sale to a resort on the island of Belize in Central America (the "Belize sale"). The Company also earned a $200,000 bonus for the on-time completion of the project. The Company believes there will be other opportunities for significant sales in this market in the future, although there can be no assurance either that the opportunities will develop or that the Company will convert the opportunities to sales thereof.

In conjunction with its product marketing efforts, the Company has always emphasized the "CONSUMER EDUCATION MARKET". The Company produces and sells a wide variety of educational materials through its catalogs and retail stores. The primary product that the Company produces for this market is the SOLAR LIVING SOURCEBOOK. In 1992, the Company established the Institute for Solar Living, which offers educational seminars on a variety of topics. With the opening of the SLC in May, 1996 the Company has a demonstration site for the Institute, as the retail store there has been built with sustainable building techniques, including strawbale construction, and has many functioning renewable energy systems. The Company has also established a successful co-publishing relationship with Chelsea Green Publishers of Vermont.

     1. ENVIRONMENTALLY RELATED PRODUCTS MARKET. The Company's mail order catalogs market energy saving conservation devices, environmentally related products and educational and well-made gifts to urban and suburban dwellers. Approximately 65% of the Company's total sales in fiscal 1997, including the Belize sale, were derived from catalogs. The Company mailed approximately 6,300,000 catalogs in the current year, compared to 5,400,000 in the previous year. This 17% increase in mailings was implemented to take advantage of paper price decreases and to increase the revenues from the Earth Care catalog.

The environmentally related products offered by the Company comprise a full spectrum of energy-efficient lighting equipment; high efficiency appliances; water saving devices such as low-flow showerheads, low-flush toilets and faucet aerators; recycled paper products including toilet paper, paper towels and facial tissue; household products; gift and cards and wraps. The Company also sell non-toxic household cleaning products, water and air purification devices, health-related products and magnetic radiation meters to this same customer base.

In January 1997 the Company began a trial program offering a number of its catalog products on its Internet website. The Company believes that the Internet is consistent with the Company's mission to reduce the use of paper and fossil fuels. There can be no assurance that the Company will continue to use the Internet as a means of reaching potential customers in the future.

In fiscal 1997 the Company conducted its first large scale catalog mailing utilizing a native language order form in Japan. This fall test mailing had a favorable initial response, and the Company has increased the Japanese fall mailing scheduled in fiscal 1998. Subsequent to year end, in April 1997, the Company also participated in launching a commercial Internet site in Japanese that offered Real Goods products for sale. Initial response supports the Company's belief in the broad based appeal of the Company's products in the Japanese market. There can be no assurance that the Company will successfully exploit foreign sales opportunities.

In January 1997 the Company began distributing a wholesale catalog that offers a limited number of catalog products at attractive wholesale prices. The catalog is being distributed to inquirers and certain selected businesses. Included in the offering are many of the products that the Company imports directly. Although initial response to this limited offering has been encouraging, there can be no assurance that the Company will be successful at wholesale sales.

      2. REGIONAL RETAIL MARKET. The Company's retail stores sell environmentally related products, renewable energy products and unique regional products. In fiscal 1997, the Company's three retail stores accounted for 15% of total sales, including the Belize sale. In May 1996 the Hopland store moved from temporary quarters to the new Solar Living Center, and the Eugene store relocated as well, increasing the square footage of the retail stores to a total of 9,600 square feet from a total of 7,400 square feet for the first two months of fiscal 1997 and all of fiscal 1996.

In addition to stocking a majority of the products from the Company catalogs as well as Renewable Energy products, the Hopland store also offers items that are unique to the Northern California bio-region. Many of these unique products are handmade or made in small quantities that are not suitable for mail order. The Hopland store's products are currently comprised of 65% mail order catalog and renewable items and 35% retail unique items.

In April 1996 the Eugene, Oregon store moved from smaller quarters to a 3,800 square foot downtown location. The store carries a majority of the items in the color catalogs, as well renewable energy products and provides full technical support. In addition to being nationally advertised as the Company's outlet center, the store specializes in solar hot water systems.

During the November through January months, the Company has previously operated a seasonal outlet store in Ukiah as a clearance center for returned and discontinued merchandise. The Company currently plans to expand this facility and leave it open year round. There can be no assurance the Company will continue to operate an outlet store in Ukiah.

The Company's 1,600 square foot Snow-Belt store in Amherst Wisconsin emphasized hearth stoves and related products, as well as many items sold by the Company through its catalogs. The Company expects to sell or close the Snow-Belt store in fiscal 1998 for failing to achieve the long term strategic objectives which the Company had for the store.

     3. RENEWABLE ENERGY PRODUCTS MARKET. In fiscal 1997 the Company completed a sale of the largest solar power generating system in Latin America. The system, located at a resort in Belize, generated $2,000,000 of revenue. The Company believes that the size and non-recurring nature of the Belize sale, which accounted for 10% of the Company's fiscal 1997 sales, make it appropriate to state portions of the Company's operating results without reference to the Belize sale. For instance, excluding the Belize sale, approximately 10% of the Company's sales were from renewable energy sales in fiscal 1997, compared to 8% of sales in fiscal 1996; including the Belize sale, approximately 20% of the Company's sales were from renewable energy sales.

Real Goods Renewables markets its products through the REAL GOODS NEWS, currently being transformed into the REAL GOODS RENEWABLES CATALOG, a specific catalog mailed to the more sophisticated renewable energy buyer, as well as through the Company's own SOLAR LIVING SOURCEBOOK and other educational materials, and by direct sales. The Company's technical staff are fully trained in energy system sizing and specializes in designing solar systems of all sizes.

Real Goods Renewables offers power systems for the eco-tourism market and for remote homes using renewable sources of energy including photovoltaic (solar electric), hydroelectric and wind electric, as well as emerging renewable energy technologies such as hydrogen fuel cells and a new generation of photovoltaic cells. Real Goods Renewables endeavors to provide a broad array of appliances and other system components for most aspects of the independent power systems lifestyle. These products include battery storage systems, power conversion devices, charge controllers, meters, low voltage water pumping systems, solar and propane gas water heaters, high efficiency refrigerators, solar cooling devices, composting toilets and a wide variety of low-voltage household appliances.

The traditional markets for these power systems have been remote homes in excess of one-quarter mile from the power companies' lines in the United States and remote villages in third world countries. The Company believes it has assisted over 25,000 homes in making the transition to renewable energy primarily through solar systems. Market research in the solar energy field suggests that the domestic market for solar systems is growing at a rate of 10%-15% annually. However, the Company believes that the market for small scale solar electric systems in the developing third world market is increasing significantly.
The Company is seeking to serve the domestic remote home market directly and to develop strategic alliances to address the developing third world market through product sales and education. The Company believes that its renewable energy market will grow significantly in the near future.

     4. CONSUMER EDUCATION ACTIVITIES. The Company has traditionally emphasized consumer education as part of its mission, and continues to produce and sell a wide variety of educational materials. The Company's primary product for this market is its SOLAR LIVING SOURCEBOOK, a 700 page textbook that the Company periodically (now in its ninth edition) revises and which features all of the Company's renewable energy products. The SOLAR LIVING SOURCEBOOK is currently distributed by an independent publisher (Chelsea Green) as well as by the Company itself. The Company also markets many publications on specific aspects of renewable energy, conservation and sustainable living within its catalogs and in its retail stores. Additionally, the Company is continuing to develop educational materials and products through its Renewables Department. Currently the Company does not spend material amounts for research and development.

The Company has established a successful co-publishing relationship with Chelsea Green Publishers of Vermont. Through this relationship, thirteen books have been co-published bearing " Real Goods Independent Living Series" on the books' covers, including the Company's own SOLAR LIVING SOURCEBOOK. The Company believes that these co-publishing efforts have significantly boosted its position as an education leader in the sustainability movement.

In 1992, the Company established the Institute for Solar Living, which offers seminars each year for individuals on a variety of topics such as "Planning and Building Your Renewable Energy Home" and "Strawbale Construction." The seminars are taught by the Company's employees and by third-party industry specialists. The Company believes the Institute for Solar Living creates increased consumer awareness with regard to the Company's renewable energy products and integrates well with the Solar Living Center as a demonstration site. Although the Institute for Solar Living accounts for a modest portion of the Company's sales, it is a significant aspect of the Company's mission.

The Company has established a website http://www.realgoods.com which the Company believes to be both user-friendly and informative. The website provides the Company with an alternative avenue for offering its products and explaining its mission, history, programs and products. On the website the Company also maintains an innovative bulletin board for interested Shareowners and prospective stock purchasers to agree upon the purchase and sale of the Company's common stock without the intermediation of stock brokers. Transaction are without cost to purchasers and sellers pay only transfer fees. The Company received the approval of the Staff of the Securities and Exchange Commission for this program in June 1996, and this approval was the first of its kind. There can be no assurance that the Company will continue to offer this service to its Shareowners in the future.

B.  VENDORS

The Company currently purchases its products from a vendor base of more than 750 suppliers, none of which accounts for more than 5% of purchases. The Company's three largest purchases are from vendors who sell renewable energy products, including photovoltaics, appliances, and inverters. While there are many suppliers of these products, the Company has chosen to limit the majority of its renewable energy purchases to three vendors:
Solar Electric Specialties Company, a distributor of solar modules manufactured by Siemens Solar Industries; Photocomm, Inc., a distributor of solar modules and high efficiency refrigerators; and Trace Engineering, a manufacturer of inverters and other solar electric controls. The Company has developed long-term relationships with all three of these vendors. Because many of the renewable energy products are relatively new, the number of suppliers for these products can be limited, and the Company, from time to time, may face short-term dependencies upon certain manufacturers for these products. However, the Company believes it would not face long-term difficulties in securing alternate sources of supply for such products if it experiences an interruption in its current supply. The Company believes such an interruption would be brief and is not likely to have a material adverse effect on the Company's back orders and sales revenues for the period affected.

The Company generally does not enter into long-term contracts with its suppliers because the Company believes that adequate alternative sources for most products exist and that it has greater flexibility to take advantage of competitive price fluctuations or improvements in technology or quality by not being obligated pursuant to long-term arrangements. As a result, there can be no assurances that the Company will not be subject to unanticipated cost increases or shortages of supply.

C.  SEASONALITY

The Company's revenues are not subject to the extreme seasonality experienced by certain other retailers, however, excluding the Belize sale, 40% of the Company's revenues are realized in the third quarter. Renewable energy products are also subject to seasonality, but the cycle for these products is the inverse of the environmental, conservation and gift products, which has lessened the effect of the holiday season on the Company's sales. The Company's fiscal year ends on March 31. Excluding the Belize sale, the Company's sales have generally increased sequentially over the term of the first, second and third fiscal quarters, and generally declined in the fourth fiscal quarter. It is possible that such seasonal effects will be increased if the Company's customer base continues to include a greater percentage of urban and suburban dwellers. The Company believes that current trends reflect (i) increased demands for its renewable energy products during the mild-weather months when its customers are more likely to undertake construction and major home improvement projects and
(ii) increased demand for environmentally related and gift products, similar to that generally experienced by conventional retailers, during the holiday season. (See: "Description of Business -- A. The Company's Markets".)

D. BACKORDERS; RETURNS

The Company's backorders are generally less than $100,000 at any one time. At March 31, 1997, backorders were $54,000, which was 4.7% of that month's catalog sales. At March 31, 1996 backorders were $27,000, which was 3% of that month's catalog sales. Backorders are considered healthy in certain other industries; however, in the mail order industry, backorders can be symptoms of inefficiency, lack of inventory or bad strategic planning or implementation, since they create both additional costs and risks of lost sales. The majority of the Company's Backorders arise when (i) vendors fail to deliver as promised, or (ii) sales are higher than anticipated. The Company attempts to keep its Backorders at any given time to less than 10% of its total orders; the Company believes this is the industry standard. However, the Company may experience fluctuations in backorder levels due to seasonal changes in demand, inventory levels and delivery from suppliers.

Although the Company does have a 90-day return policy for products returned by customers in their original condition, the Company has not historically experienced substantial product returns for its catalog segment. For fiscal 1997, returns of catalog sales were 5.1% of gross catalog sales, compared to 4.8% in the previous year. The Company believes that the hard goods catalog industry in general experiences returns of 5-6%.

E.  COMPETITION

In the sale of environmentally related products, the Company believes that it has many indirect competitors but few direct competitors; indirect competitors range from other catalog retailers selling similar products to specialty retailers and local hardware stores. The Company is currently testing a program to sell branded goods and is in the process of developing new and innovative proprietary products. There can be no assurance that the Company will ever sell material quantities of branded goods or proprietary products.

The Company has a number of competitors in the sale of renewable energy products, none of whom is known to the Company to be substantially larger than the Company. However, there can be no assurance that the resources or market positions of the Company's competitors in this area will not change.

In both product areas, the Company competes on the basis of price, selection and service. The Company has continued to work to improve its pricing through increased buying and improved vendor discounts. In fiscal 1997 the Company increased its presence at trade shows and plans to improve its product selection. To improve catalog customer service, the Company hired more in house staff and extended in house hours for a reduced reliance on outside operators for its telephone lines. The Company has also increased staff for RG Renewables.

The Company believes that its image is enhanced by the various accomplishments that it has made in achieving its mission, including the opening of the Solar Living Center demonstration site, the completion of the sale of the largest solar array in Latin America, the ninth edition of the Solar Living Sourcebook, the Company's increased presence on the Internet, the mission message in the national mail order catalogs and public relations efforts.

The Company has a membership program in which members pay a $50 fee to receive a designated newsletter with special pricing, closeout bargains and substantial additional information, as well as a 5% discount on all purchases. The Company's members order much more frequently and have a higher average order than the Company's other customers. In fiscal 1997 the membership program increased by approximately 24% to over 38,000 members. The Company is continuing to explore opportunities to enhance the membership program, including co-ventures with other like-minded mission-oriented companies.

F.  REGULATION

Although the Company believes that certain federal, state and local laws to promote energy conservation may encourage the purchase of its products, the Company also believes that most of its customers purchase its products for other reasons. The Company does not believe that it is subject to regulation other than regulations applicable to catalog vendors of comparable
products.   The Company does not believe that the costs and
effects of its own compliance with federal, state and local environmental laws are likely to be material. The Company does not generally seek or obtain governmental approval for the products it sells; rather, it believes that obtaining such approval is the responsibility of its vendors or the products' manufacturers. The Company has not, to its knowledge, been named in any environmental cause of action relating to its products or the sales thereof.

G.  EMPLOYEES

The Company currently has the full time equivalent of 100 employees. Of those employees, approximately 20 are employed at the Company's retail stores, 8 are employed at RG Renewables and approximately 72 are employed in Ukiah providing support to the catalog and corporate functions. As with many retailers, the Company increases its use of temporary employees during its third fiscal quarter to meet the increased demands of the holiday season. The Company believes its use of temporary employees
contributes to its ability to control overhead costs.   The
Company is not subject to any collective bargaining agreements, and the Company believes its relationships with its employees are good.

H.  TRADEMARKS

The Company has registered the trademark "Real Goods." In addition, the Company has a license to use the name "Earth Care" for recycled paper products. That license may be terminated under certain circumstances. The Company has submitted an application to register the name "Real Goods" in Japan. The Company does not believe that any other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts are material to the business of the Company.


I.   DESCRIPTION OF PROPERTIES.

The Company owns the 12-acre parcel in Hopland, California that is the site of the Solar Living Center and retail store. Hopland is located approximately 12 miles south of Ukiah, on US Highway
101, a major interstate highway.

The Company owns the Amherst, Wisconsin facility housing the Snow-Belt retail store. This property consists of a 5,000 square foot cold warehouse, a 3,000 square foot cold storage building and a 1,600 square foot office and retail store.

The Company currently leases its Ukiah, California operations facilities, which consist of a 15,300 square foot warehouse distribution center facility on a month-to-month lease. The Company's 13,790 square foot office/customer service/warehouse facility is leased through 1998.

The Company has a lease agreement expiring in 1999 for the 3,800 square foot retail store in Eugene, Oregon.

The Company's lease on its IBM RISC 6000, which is the computer system and portions of its telephone system, expires in fiscal
1998.

The Company believes that it maintains adequate insurance for its real and personal property.

J.   LEGAL PROCEEDINGS.

The Company is not party to any material legal proceedings.

CHART APPEARS HERE
CHART APPEARS HERE
CHART APPEARS HERE

SELLING SECURITYHOLDERS

John Schaeffer, Chairman of the Board, CEO and President is selling approximately 14% of his shares primarily to satisfy certain of his obligations under the terms of his Marital Settlement Agreement and to pay taxes on the shares to be sold. Mr. Schaeffer owns 2,138,528 shares of the Company's common stock beneficially and of record at June 17, 1997. The number of shares to be offered for Mr. Schaeffer's account is 300,000. The percentage of the common stock of Real Goods Trading Corporation to be owned by Mr. Schaeffer after the offering is complete is 41.7%.

PRICE RANGE OF COMMON STOCK

The Company's common stock has been eligible for over-the-counter trading since February 25, 1993. The Company's common stock was listed on the Pacific Stock Exchange on April 11, 1994 under the symbol RGT. Effective July 23, 1996, the Company's stock was listed on the NASDAQ SmallCap Market under the symbol RGTC. Effective July 1996, the Company's stock has traded on the Internet on a bulletin board at http://www.realgoods.com maintained by the Company. Between the Company's initial public offering in 1991 and the date listed on the Pacific Stock Exchange, trading in the Company's securities was extremely isolated because the Company's shares were traded only through a single broker offering a passive "bulletin board" matching service. The following chart sets forth the high and low actual sale prices of the Company's common stock for each quarter within the last two fiscal years, to the extent the Company is aware thereof.


                                     Fiscal Year Ended March 31
                                         High           Low
                                       < C>
1996:
      First Quarter                      9             8
      Second Quarter                     8-7/8         5-3/4
      Third Quarter                      7-1/4         5-1/8
      Fourth Quarter                     6             5-1/2

1997:
      First Quarter                      8             5-1/4
      Second Quarter                     7-7/8         6-1/8
      Third Quarter                      6-3/8         4-1/4
      Fourth Quarter                     6             5-1/8

1998:
      First Quarter
      (through June 30, 1997 only)       6             4-3/4

      To the extent the Company is aware thereof, the prices on the foregoing table reflect the actual prices paid or received by the investors before commissions and taxes. There were 3,403,804 shares of the Company's common stock outstanding as of May 20, 1997. The Company had 5,446 shareowners of record as of June 17, 1997.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, the Company will have 4,403,804 shares of Common Stock outstanding, assuming the maximum number of Shares is sold. Of these shares, 2,307,526 shares will be freely tradeable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such issuer, and generally includes members of the Board of Directors and senior management. The remaining outstanding shares (the "Restricted Shares") are deemed "restricted securities" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon an exemption under the Securities Act.

In general, under Rule 144 as currently in effect, a person
(or persons whose shares are aggregated) is entitled to sell within any three-month period Restricted Shares that were acquired from the Company or an "affiliate" of the Company not less than one year before the sale, in an amount that does not exceed the greater of 1% of the then outstanding shares of Common Stock (44,038 shares based on the number of shares to be outstanding after the offering, if the Maximum Offering is sold) or the average weekly trading volume in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company at the time of sale and has not been such an "affiliate" at any time during the three months preceding such sale, and whose Restricted
 Shares were acquired from the Company or an affiliate of the Company at least two years before the sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner-of-sale provisions, notice or public information requirements described above.

As of the date of this Prospectus, options to purchase___________ shares of the Company's Common Stock are outstanding, __________of which are currently exercisable. Shares of Common Stock issued upon exercise of such options have been registered on Form S-8.

Since the commencement of public trading of the Company's stock, trading has been sporadic and, on some days, non-existent.
Accordingly, the Company s stock price can fluctuate by a relatively large percentage on relatively light trading volumes.

No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of shares in the public market could adversely affect market prices of the shares and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

PLAN OF DISTRIBUTION

     The Company is offering to sell, on a best efforts basis, up to 1,000,000 newly issued shares of its Common Stock at $________ per share. In addition, John Schaeffer, the President, Chairman and principal shareowner of the Company, is offering to sell up to 300,000 shares of Common Stock of the Company.

     The Company is offering two programs to investors to encourage (i) early participation and (ii) purchases of larger quantities of stock:

     1. Early Purchase Inducement. For each properly completed Share Purchase Agreement, attached hereto as Appendix A, to purchase at least 500 shares offered hereby, accompanied by full payment received by the Company prior to October 15, 1997, the Company will issue a $100 gift certificate, redeemable for goods through a Real Goods or Earth Care catalog or purchased at a Real Goods retail store.

     2. Volume Purchase Discount. The Company will offer the following volume purchase discounts for all persons purchasing the following numbers of shares of the Company's Common Stock to be registered in a single name:

             Number of Shares       Discount
                    2500-4999           5.0%
                    5000-9999           7.5%
                10,000-99,999          10.0%
              100,000 or more          15.0%

The Company and the Selling Securityholder will bear the costs of the Volume Purchase Discounts and the Early Purchase Inducement pro rata to the numbers of shares sold by each in this offering.

     This offering is being made directly by the Company through written announcements, under the direction of John
Schaeffer, the Company's President and CEO. The Company will publish announcements of the offering in its catalogs, newsletters and Internet web site, and will mail and e-mail copies of the announcement to its shareowners, customers and inquirers. The announcements will provide the very limited information permitted under applicable securities laws and will give the Company's telephone number, mailing address and e-mail address for requesting this Prospectus. Similar announcements will be published in other selected media and mailed to other selected individuals. The Prospectus will be accompanied by a Share Purchase Agreement, attached hereto as Appendix A, and a return envelope. The electronic prospectus will be availble on line at the Company's website with an electronic Share Purchase
Agreement. Assistance in connection with the offering will be available from the selling agents, if any; from John Schaeffer, President of the Company; and from Cindy Dryden, its Shareowner
Relations Coordinator.

     Compensation will be paid only to any registered securities broker-dealer selected by the Company as a selling agent, and then only as a percent of the offering price. No compensation related to sales of shares will be paid to any employees of the Company. The Company will indemnify the selling agents against liabilities for claimed misstatements or omissions in this Prospectus.

     Only residents of those states in which the Common Stock offered hereby has been qualified for sale under applicable securities or Blue Sky laws may purchase shares in this offering. Each potential investor will be required to execute a Share Purchase Agreement, attached hereto as Appendix A, which, among other things, requires the potential investor to certify his or her state of residence. A potential investor who is a resident of a state other than a state in which the Common Stock offered hereby has been qualified for sale may request that the Company register the shares in the state in which such investor resides; however, the Company is under no obligation to do so and may refuse any such request.

     Except for his shares offered hereby, public sales of the Company s Common Stock by John Schaeffer are governed by Rule 144 under the Securities Act. Generally, he may not publicly sell more than 1 % of the total shares of the Company outstanding within any three-month period, but if the number of shares being traded increases substantially, an alternative limit could apply, that is, the average weekly trading volume of the shares during the four calendar weeks preceding the date on which notice of the sale is filed. Rule 144 has additional requirements as to the manner of sale, notice and availability of current public information about the Company.

     Shares may be purchased by completing and delivering the Company's Share Purchase Agreement, attached hereto as Appendix
A, along with the purchase price by check to the Company.  Within
10 days after its receipt of a Share Purchase Agreement accompanied by a check for the purchase price, the Company will send by electronic mail or first class mail a written confirmation to notify the subscriber of the extent, if any, to which such subscription has been accepted by the Company.

     In addition, investors will be able to execute Share
Purchase Agreements on the Internet at the Company's web site and purchase shares by charging to their credit cards. The Company expects to permit persons purchasing their shares at the Company's web site to download a non-negotiable replica of the stock certificate which will be issued to such purchasers by the transfer agent.

     The offering will begin on the date of this Prospectus and continue until either all of the Shares have been sold or the Company terminates the offering.


                           MANAGEMENT

Information about (i) each director nominee, and (ii) the only officer of the Company who is not a director, is set forth below:

NAME             AGE    OFFICE                 DIRECTOR    TERM
                                                SINCE     EXPIRES
John Schaeffer   47   President, Chief           1990      1997
                      Executive Officer and
                      Chairman of the Board

Stephen Morris   49   Director                   1993      1997

James T. Robello 51   Director              October 1995   1997

Linda Francis    48   Director                  May 1996   1997

John Lenser      52   Director                  May 1996   1997

Barry Reder      52   Director                  May 1996   1997

Donna Montag     49   Chief Financial Officer     N/A      N/A
                      and Secretary

PROFESSIONAL EXPERIENCE OF EXECUTIVE OFFICERS AND DIRECTORS:

     JOHN SCHAEFFER. Mr. Schaeffer founded the Company's predecessor in 1986 and since 1990 has been the Company's President, Chief Executive Officer and Chairman of the Board.
Mr. Schaeffer has been involved in retail businesses since 1978. In 1994 Mr. Schaeffer was named California Small Businessperson of the Year. Mr. Schaeffer received a B.A. degree in Anthropology from the University of California at Berkeley in 1971.

     STEPHEN MORRIS. Mr. Morris joined the Company's Board of Directors in October 1993. On July 1, 1994, Mr. Morris became Executive Vice President and Chief Operating Officer of the Company. He resigned from such position in June, 1995. Prior to July 1, 1994 and subsequent to June, 1995, Mr. Morris has been the principal of Stephen Morris Associates, a provider of sales and marketing consulting services. From 1978 to 1990, Mr. Morris was a Sales Manager, Director of Sales and Distribution, and Vice President, Sales and Marketing for Vermont Castings, Inc. of Randolph, Vermont, a manufacturer of wood stoves. He is currently the publisher at Chelsea Green Publishing Co. in Vermont. Mr. Morris received an A.B. degree in Psychology from Yale University in 1970.

     JAMES ROBELLO. Mr. Robello joined the Company's Board of Directors in October 1995. Mr. Robello was hired by Real Goods as its Controller in 1991, and in August 1992 was appointed its Chief Financial Officer. He resigned from that position in October 1995, to become General Administrator of Santa Rosa Anesthesia Medical Group, Inc., currently operating under the name Anesthesia & Analgesia Medical Group, Inc. At that time he was elected to the Board of Directors at Real Goods. Mr. Robello served as Secretary of the Company from August 1992 to May 21, 1996. From 1983 to 1991, Mr. Robello was employed at Cray Research, Inc., a manufacturer and distributor of supercomputers, as a Business Controls Manager, Western Region; a Business Manager I; and a Business Manager II, Western/Asia Pacific Region. Mr. Robello received a B.A. in finance and business environment from the University of Oregon in 1967.

     LINDA FRANCIS. Ms. Francis joined the Company's Board of Directors in May 1996. Ms. Francis has been a self-employed management consultant since 1989. Ms Francis founded and ran a non-profit corporation serving developmentally disabled persons. Since 1995, Ms. Francis has worked with Real Goods to fine tune its organization and corporate structure, utilizing her experience in "open book management" and employee motivational programs. Ms. Francis received a B.A. degree in Sociology from Sonoma State University in 1972, an M.A. degree in Education from Sonoma State University in 1982 and a Special Education teaching credential from Sonoma State University in 1973.

     JOHN LENSER. Mr. Lenser joined the Company's Board of Directors in May 1996. Mr. Lenser was Chairman of the Board of The Music Box Company from 1978 to 1991, and was President of Hearthsong and David Kay Catalog from 1992 to 1995. Mr. Lenser has been an independent consultant from 1994 to the present.
Mr. Lenser received a B.A. degree in 1966 and a Masters Degree in 1969 from the University of California at Berkeley.

     BARRY REDER. Mr. Reder joined the Company's Board of Directors in May 1996. Since October 1993, Mr. Reder has been a partner at the San Francisco firm of Coblentz, Cahen, McCabe & Breyer, a California law firm. From 1976 to October 1993, Mr. Reder was a partner at Dinkelspiel, Donovan & Reder, a San Francisco, California law firm that dissolved in October 1993. Mr. Reder has served as counsel to the Company since 1990.
He is a general corporate and securities counsel for a broad range of businesses throughout the United States. His expertise is in mergers and acquisitions, venture capital, contracts and real estate. Mr. Reder received a B.A. degree from Wesleyan University in 1966 and a J.D. degree from Cornell Law School in 1969.

     DONNA MONTAG. Ms. Montag joined the Company as its Assistant Controller in 1993. She was appointed Controller of the Company on November 8, 1995, Secretary of the Company on May 21, 1996 and Chief Financial Officer on August 6, 1996. Ms. Montag was the Controller at Scharffenberger Cellars from 1989 until 1993. Ms. Montag received a B.A. degree in Economics from Marymount College in 1969 and C.M.A. certification in 1996.

     There is no family relationship among directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

LIMITED LIABILITY FOR OFFICERS AND DIRECTORS

     The California General Corporation Law provides for the indemnification of directors, officers, employees and agents of a corporation under certain circumstances set forth in Section 317 thereof. The California General Corporation Law permits a corporation to indemnify its agents, typically directors and officers, for expenses incurred or settlements or judgments paid in connection with certain legal proceedings, subject only to applicable limits set forth in Section 204 thereof. Only those legal proceedings arising out of such persons or actions as agents of the corporation may be grounds for indemnification.

     The Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") limit the liability of directors to the fullest extent permissible under California law. The Articles of Incorporation authorize the Company to indemnify agents of the Company in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject only to applicable limits set forth in Section 204 of the California General Corporation Law with respect to actions for breach of duty to the corporation and its shareowners.

     The Company's Bylaws provide that the Company shall indemnify its directors, officers, employees and other agents to the fullest extent permitted by the California Corporations Code. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to (i) secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification and (ii) advance reasonably expected expenses in connection with such indemnification upon receipt of the undertaking required by Section 317(f) of the California General Corporation Law.

     The Company has entered into agreements to indemnify certain of its directors and officers to the fullest extent permitted by law. Under these agreements, among other things, the Company is obligated to indemnify such persons for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company or any other company or other enterprise to which the person provides services at the request of the Company.

     The above provisions in the Articles of Incorporation and Bylaws and the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareowners or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited the Company and its shareowners. However, the Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors, officers or agents.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

               EXECUTIVE AND DIRECTOR COMPENSATION

REMUNERATION OF DIRECTORS

Under the Company's Amended and Restated Non-Employee Directors' Plan (the "Amended Directors' Plan"), Directors receive an option to purchase 10,000 shares of the Company's Common Stock upon election, and an option to purchase 2,000 shares of stock on the sixth and each succeeding anniversary of service thereafter. Mr. Reder has disclaimed participation in the Amended Directors' Plan.

The non-employee directors of the Company each receive an annual cash retainer fee of $6,000 per year. Also as of May 21, 1996, each non-employee director who chairs the Compensation Committee and Audit Committee of the Board receives an additional $3,000 per year for chairing each such committee. Mr. Reder is the chairman of the Audit Committee and the Compensation Committee.

The directors are not reimbursed for their out-of-pocket expenses in connection with their service on the Company's Board.

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the cash, bonus and other annual compensation received by Mr. Schaeffer, the Company's President and Chief Executive Officer, for the three fiscal years ending on March 31, 1995, 1996 and 1997, respectively. Mr. Schaeffer received no bonuses, reportable perquisites, securities or property, long term compensation awards in the form of restricted stock awards, option or SAR awards, or payouts pursuant to any long term incentive plan during fiscal 1997 or the two preceding fiscal years. Mr. Schaeffer holds no options to purchase any of the Company's securities, including Common Stock. No officer received in excess of $100,000 of total annual salary and bonus compensation during such period.

SUMMARY COMPENSATION TABLE

 Name and                              Annual
 Principal                          Compensation     All Other
 Position             Fiscal Year     Salary 1, 2  Compensation 3
John Schaeffer,
  President,             1997          $70,981         $8,112
  Chairman of            1996           79,083          5,704
  the Board,             1995           84,492          2,855
 Chief Executive
    Officer

  1 Includes amounts deferred at the election of Mr. Schaeffer pursuant to the Company's 401(k) Plan established pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended.
  2 Includes certain amounts accrued during the year indicated and paid the following year.
  3 Consists entirely of the cash value benefit to Mr. Schaeffer of split-dollar life insurance premiums paid by the Company on a $2,500,000 life insurance policy owned by the Schaeffer 1994 Irrevocable Trust. The figure was established using the demand loan valuation method and assuming a long-term interest rate of 7.5%. Such split-dollar life insurance policy and the arrangement between Mr. Schaeffer, the Schaeffer 1994 Irrevocable Trust and the Company regarding such policy is discussed under "Employment Contracts, Employment Termination and Change-in-Control Arrangements" below. Prior to fiscal 1995, Mr. Schaeffer did not receive such a benefit.

EMPLOYMENT CONTRACTS, EMPLOYMENT TERMINATION AND
CHANGE-IN-CONTROL ARRANGEMENTS

John Schaeffer has had an employment agreement with the Company since June 1990. The agreement is renewable on an annual basis, commencing February 28th of each year, and is terminable by Mr. Schaeffer upon thirty (30) days' notice, or by the Company upon sixty (60) days' notice. Mr. Schaeffer's base salary is subject to annual increase by the Board as determined by the Board. Mr. Schaeffer is also eligible to participate in the Company's benefit plans, including option, profit sharing, insurance and similar plans. If Mr. Schaeffer becomes disabled during the term of his employment, his disability benefits will be paid through the remaining term of the agreement. The agreement requires Mr. Schaeffer's full-time service to the Company.

Mr. Schaeffer owns 2,138,528 shares of the Company's Common Stock. Mr. Schaeffer and the Company have been advised that on the death of Mr. Schaeffer the estate may be required to sell all or a substantial portion of such shares to satisfy estate tax obligations. The sale of such number of shares would likely destabilize the market for the Company's stock. The Company agreed to pay a portion of the premiums due on a life insurance policy for Mr. Schaeffer (the "Policy"). The Policy is owned by the Schaeffer 1994 Irrevocable Trust (the "Trust") established for the benefit of Mr. Schaeffer's children. Pursuant to a Split-Dollar Agreement dated May 15, 1995, among the Company, Mr. Schaeffer and the Trustee of the Trust, the Company will be reimbursed for the amount of the premiums it pays on the policy at such time as the Split-Dollar Agreement is terminated, the Trust surrenders or cancels the Policy, or when the Policy's death benefit proceeds are paid. Such repayment has been secured by the collateral assignment of the Policy by the Trust to the Company.

Since January 1996, Mr. Morris has been a part-time consultant to the Company on an hourly basis. In fiscal 1997, the Company paid Mr. Morris $14,115 as a consultant. Mr. Morris may exercise stock options to purchase 31,300 shares of Company Common Stock at any time until 30 days after his term as a part-time consultant has ended. A 25,000-share stock option granted to Mr. Morris on March 31, 1995 was terminated on April 29, 1996.

FUTURE TRANSACTIONS

Any future transactions (including loans) between the Company and any officer, director, principal shareholder or affiliate of the Company will be approved by a majority of the directors disinterested in such transactions and by a majority of the independent outside directors, each of whom shall have determined that the transaction is fair to the Company and its stock and that the terms of such transaction are no less favorable to the Company than could be obtained from unaffiliated parties.

CERTAIN TRANSACTIONS

On April 8, 1997, the Company entered into an extended line of credit agreement for $1,500,000 from the National Bank of the Redwoods replacing the Company's previous line of credit for $1,000,000. Mr. Schaeffer personally guaranteed each line of credit. On March 31, 1997 no amounts were outstanding under the extended line of credit.

Stephen Morris, a director of the Company, currently serves as the publisher at, and owns 10% of the Common Stock of, Chelsea Green Publishing Co. ("CGP") in Vermont, a company which has co-published several books with the Company and is a distributor of the Company's Real Goods Solar Living Sourcebook. All transactions between the Company and CGP resulted in total gross payments of $192,892 made by the Company to CGP from April 1, 1996 through March 31, 1997.

On March 3, 1997, the Board of Directors of the Company determined that a modest adjustment to the exercise prices of all outstanding stock options could have a beneficial impact on the Company both for employee morale and for other reasons. At that time, there were outstanding options to purchase an aggregate of 233,700 shares with exercise prices ranging from $5.10 to $5.69. On that date, the fair market value of the Company's Common Stock was $5.00 per share. The Board of Directors determined to offer all employees who had received stock options form 1993 to 1996 an opportunity to surrender their unexercised options with exercise prices ranging from $5.05 to $5.64 per share, so that all option exercise prices were reduced by $.05 per share. Options granted to directors pursuant to the Company's Non-Employee Directors' Stock Option Plan were not effected by the repricing.

Donna Montag, Chief Financial Officer of the Company, was allowed to participate in the repricing offer. Ms. Montag surrendered options to purchase 20,000 shares of common stock granted October 3, 1995 at an exercise price of $5.69 per share for options to purchase 20,000 shares at $5.64 per share. The new options retained the same vesting status and expiration date as the options surrendered.

     The Company entered into an agreement with John Schaeffer effective June 18, 1997 that granted Mr. Schaeffer the right to require registration under the Securities Act of certain of his shares of the Company's capital stock. Pursuant to the agreement, Mr. Schaeffer may require that the Company include registrable securities (as defined in the agreement) held by him in up to two of the Company's registered offerings. The Company's obligation to include shares held by Mr. Schaeffer in a registered offering terminates on December 31, 1999. All expenses of such offerings will be borne by the Company.

PRINCIPAL SHAREOWNERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of May 20, 1997, by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act")) who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director of the Company, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting power and investment power with respect to such shares.

                         Share Amount   Percentage     Percentage
                         and Nature of  of Class        of Class
Name and Address of       Beneficial     Before         After
Beneficial Owner          Ownership*    Offering       Offering 1

John Schaeffer
555 Leslie Street        2,138,528 2     62.8%            41.7%
Ukiah, CA  95482

Stephen Morris
555 Leslie Street           32,300 3      **                **
Ukiah, CA  95482

James T. Robello
555 Leslie Street            2,000 4      **                **
Ukiah, CA  95482

Linda  Francis
555 Leslie Street            2,000 4      **                **
Ukiah, CA  95482

John Lenser
555 Leslie Street            2,000 4      **                **
Ukiah, CA  95482

Barry Reder
222 Kearny Street,7th Fl      None        N/A              N/A
San Francisco, CA  94108

All directors and officers
 as a group(7 persons)   2,182,828 3,5   64.2%            42.8%

  * The amounts and percentages indicated as beneficially owned were calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act which provides that beneficial ownership of a security is acquired by a person if that person has the right to acquire beneficial ownership of such security within 60 days through the exercise of a right such as the exercise of an option or the conversion of a convertible security into common stock. Any securities not outstanding which are subject to options or conversion privileges are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the person who owns the option or conversion privilege but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person.
  ** Less than one percent of such class of stock.
  1  Assumes sale of all 1,300,000 shares offered hereby.
  2 The amount reported excludes 3,000 shares transferred in December 1994 by Mr. Schaeffer to an irrevocable trust established for the benefit of Mr. Schaeffer's children.
     Mr. Schaeffer does not have voting or investment powers over these 3,000 shares and Mr. Schaeffer disclaims beneficial ownership of all of the shares held in this irrevocable trust.
  3 Includes 31,300 shares subject to issuance within 60 days after May 20, 1997, upon the exercise of stock options granted pursuant to Company's Fiscal 1993 Stock Incentive Plan, as amended (the "1993 Plan") and 1000 shares subject to issuance within 60 days after May 20, 1997, upon the exercise of stock options granted subject to the 1995 Non-Employee Directors' Stock Option Plan.
  4 Includes 2,000 shares subject to issuance within 60 days after May 20, 1997 upon the exercise of stock options granted pursuant to the Company's Non-Employee Directors' Stock Option Plan.
  5 Includes 6,000 shares subject to issuance with 60 days after May 20, 1997 to an officer of the Company upon the exercise of stock options granted pursuant to the 1993 Plan. Also includes 6,000 shares subject to issuance within 60 days after May 20, 1997 to the Company's Non-Employee Directors' Stock Option Plan.

                        DESCRIPTION OF SECURITIES

COMMON STOCK

     As of June 17, 1997, there were 10,000,000 shares of Common
Stock authorized, 3,403,804 of which were outstanding and held of record by 5,446 shareowners.

     Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the shareowners, and a majority vote is required for all action to be taken by shareowners. Holders of Common Stock have cumulative voting rights with respect to the election of directors. If any shareowner has given a notice for cumulative voting, then all shareowners entitled to vote for the election of directors may cumulate their votes. Cumulative voting entitles a shareowner to give one nominee as many votes as are equal to the number of directors to be elected, multiplied by the number of shares owned, or to distribute votes on the same principle between two or more nominees.

     In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. All shares of Common Stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and non-assessable.
     The Common Stock is listed on the NASDAQ Small Capitalization Market under the symbol RGTC and on the Pacific Stock Exchange under the symbol RGT. The transfer agent and registrar for the Common Stock is US Stock Transfer.

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of preferred stock in one or more series, with such voting powers, or without voting powers, and with such designations, preferences and relative participating optional or other special rights, qualifications, limitations or restrictions, as shall be set forth in resolutions providing for the issue thereof adopted by the Board of Directors. No preferred stock is currently outstanding.

DIVIDENDS

     Holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid or declared cash distributions or dividends to date and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The Company currently intends to retain all earnings, if any, to finance the development and expansion of its operations. The declaration of cash dividends in the future will be determined by the Board of Directors based upon the Company's earnings, financial condition, capital requirements and other relevant factors. In addition, the Company s Business Loan Agreement with its regular bank, National Bank of the Redwoods, requires the bank s written consent before any dividends may be paid (other than dividends payable in stock).

LEGAL MATTERS

     The validity of the issuance of the shares offered hereby will be passed upon for the Company by Coblentz, Cahen, McCabe &
Breyer LLP, San Francisco, California.

                                  EXPERTS

     The consolidated financial statements included in this Prospectus and in the Registration Statement have been audited by Deloitte & Touche, LLP, independent certified auditors as stated in their report appearing herein and in the Registration Statement (which contains an explanatory paragraph regarding the Company's accounting change in fiscal 1996), and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          FINANCIAL STATEMENTS
                      REAL GOODS TRADING CORPORATION

TABLE OF CONTENTS
                            PAGE

INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . .  F-2

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED MARCH 31, 1997 AND 1996:

Consolidated Balance Sheets. . . . . . . . . . . . . . . .  F-3

Consolidated Statements of Operations. . . . . . . . . . .  F-4

Consolidated Statements of Cash Flows. . . . . . . . . . .  F-5


Consolidated Statements of Shareowners' Equity . . . . . .  F-6

Notes to Consolidated Financial Statements . . . . . . . .  F-7

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareowners
Real Goods Trading Corporation:

We have audited the accompanying consolidated balance sheets of Real Goods Trading Corporation and subsidiary (the "Company") as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareowners' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Real Goods Trading Corporation and subsidiary as of March 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements in fiscal 1996 the Company changed its method of accounting for certain inventory acquisition and distribution costs.

[S]DELOITTE & TOUCHE, LLP
   Deloitte & Touche, LLP

Oakland, California
May 9, 1997

                       REAL GOODS TRADING CORPORATION
                         CONSOLIDATED BALANCE SHEETS
                          MARCH 31, 1997 AND 1996
                    (In thousands except share data)

                                                 1997       1996
ASSETS
Current assets:
      Cash                                      $  513     $  270
      Accounts Receivable, net of
          allowance of $6                          169        179
      Inventories                                2,112      2,139
      Deferred catalog costs, net                  383        403
      Prepaid expenses                             112        403
          Total current assets                   3,289      3,394

Property, equipment and improvements, net        3,347      2,936
Intangible assets and other assets, net            166        167
          Total assets                          $6,802     $6,497

LIABILITIES AND SHAREOWNERS' EQUITY
Current liabilities:
      Accounts payable                          $  481      $ 575
      Accrued expenses                             304        345
      Customer deposits                             85        670
      Current maturities of long-term debt          37        387
      Deferred income taxes                         13         40
      Income taxes and other taxes payable          48         35
          Total current liabilities                968      2,052

Long-term debt                                   1,143         15
          Total liabilities                     $2,111     $2,067

Shareowners' equity:
     Common stock, without par value:
        Authorized 10,000,000 shares;
        Issued and outstanding, 3,403,804
        and  3,434,666 shares respectively       4,252      4,354
     Retained Earnings                             439         76
          Total shareowners' equity              4,691      4,430
          Total liabilities and shareowners'
               equity                           $6,802     $6,497

              See notes to consolidated financial statements

                     REAL GOODS TRADING CORPORATION
                   CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED MARCH 31, 1997 AND 1996
                     (In thousands except share data)

                                             1997          1996
Net sales                                  $18,424       $15,432
Cost of sales                               (9,625)       (8,006)
      Gross profit                           8,799         7,426
Selling, general and administrative
      expenses                               8,133         7,745
Earnings (loss) from operations                666          (319)
Interest income (expense), net                 (80)           32
      Earnings (loss) before income taxes
      and cumulative effect of change
      in accounting principle                  586          (287)
Income tax benefit (expense)                  (223)           85
  Earnings (loss) before cumulative
  effect of change in accounting principle     363          (202)
Cumulative effect of change in accounting
  principle, net of tax (Note 2)                 -            27
  Net earnings (loss)                       $  363        $ (175)

Earnings (loss) per share of common stock:
     Before cumulative effect of change
        in accounting principle              $0.11        ($0.06)
     Cumulative effect of change in
        accounting principle - accounting
        for certain inventory acquisition
        and distribution costs               $0.00         $0.01
     Net earnings (loss) per share           $0.11        ($0.05)

Weighted average shares used to compute
       earnings per share                3,418,089     3,435,167

              See notes to consolidated financial statements

                      REAL GOODS TRADING CORPORATION
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED MARCH 31, 1997 AND 1996
                             (In thousands)

                                                   1997      1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss) before cumulative
  effect of change in accounting principle         $363    $(202)
Adjustments to reconcile net earning (loss)
  before cumulative effect of change in
  accounting principle to net cash provided
  by operating activities:
    Depreciation and amortization                   283      176
    Other                                           (27)      39
Changes in assets and liabilities:
    Accounts receivable                               9      (92)
    Inventory                                        27      110
    Deferred catalog costs                           20      189
    Prepaid expenses                                285     (299)
    Accounts payable                                (94)    (273)
    Accrued expenses                                (41)     172
    Income taxes and other taxes payable             13       13
    Customer deposits                              (586)     630

Net cash provided by operating activities           252      463

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, equipment, and construction
   in progress                                     (673)  (1,411)
Purchase of other assets                            (23)
Proceeds from sale of equipment                      11        3
Net cash used in investing activities              (685)  (1,408)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings                                        2,559      361
Proceeds from issuance of common stock               13      109
Repayment of debt                                (1,780)     (20)
Purchase of common stock                           (115)     (67)
Net cash provided by financing activities           677      383

Net increase (decrease) in cash                     243     (562)
Cash at beginning of period                         270      832
Cash at end of period                              $513     $270

Other cash flow information:
     Interest paid                                  99
     Income taxes paid                             233         1
Non cash investing/financing activities:
      Notes receivable cancelled upon
           repurchase of options                             (17)

              See notes to  consolidated financial statements

                      REAL GOODS TRADING CORPORATION
               CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
                    YEARS ENDED MARCH 31, 1997 AND 1996
                             (In thousands)

                          COMMON STOCK
                                                          Total
                                          Notes           Share-
                         Number          Recieve Retained owners'
                        of Shares Amount   able  Earnings Equity
BALANCE, MARCH 31, 1995    3,422  $4,285  $ (17)  $  251  $4,519

Issuance of stock for:
    Bonuses                    1      10                      10
    Stock options exercised   18     109                     109

Repurchase of stock
     and stock options        (6)    (68)    17              (51)

Stock option compensation             18                      18

Net earnings                                        (175)   (175)
BALANCE, MARCH 31, 1996    3,435   4,354      -       76   4,430

Issuance of stock for:
     Bonuses                   1      10                      10
     Stock options exercised   1       3                       3

Repurchase of stock          (33)   (115)                   (115)

Net earnings                                         363     363

BALANCE, MARCH 31, 1997    3,404  $4,252  $   -   $  439  $4,691

               See notes to consolidated financial statements

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Real Goods Trading Corporation (the "Company") sells primarily environmentally related products and renewable energy products through mail order catalogs, retail stores, and direct sales of its renewable energy department. The Company was organized on July 1, 1990.

Principles of Consolidation - In December, 1995 the Company's wholly owned subsidiary, Snow-Belt Energy Center, Inc. was merged into the Company. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Snow-Belt. Intercompany transactions and balances have been eliminated.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories are stated at the lower of cost (first-in/first-out method) or market. Inventories include expenses associated with acquiring the inventory. See Note 2 to the financial statements.

Deferred Catalog Costs - The Company capitalizes the direct cost of producing and distributing its mail order catalogs. Deferred catalog costs are amortized based on the estimated sales lives of the catalogs.

Property, equipment and improvements are stated at cost.
Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 40 years.

Pre-opening costs for retail stores are expensed as incurred.

Intangibles represent the excess of cost over tangible net assets acquired and are amortized over 5 years.

Income Taxes - The Company accounts for its income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than changes in tax laws.

Earnings per share are computed based on the weighted average number of shares outstanding during the period.

Reclassification - Certain reclassifications have been made to the March 1996 amounts in order to conform to the March 1997 presentation.

Estimated Fair Value of Financial Instruments - Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosure of the estimated fair value of financial instruments. The carrying values of cash, accounts receivable, accounts payable, and long-term debt approximates their estimated fair values.

Stock-based Compensation - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to
Employees."

New Accounting Standards - In fiscal 1997, Real Goods adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS
No.121 establishes recognition and measurement criteria for impairment losses when the Company no longer expects to recover the carrying values of a long-lived asset. The adoption of SFAS No. 121 did not have a significant impact on the Company's financial statements.

Recently Issued Accounting Standard - In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). The Company is required to adopt SFAS 128 in the third quarter of fiscal 1997 and will restate at that time earnings per share (EPS) data for prior periods to conform with SFAS 128. Earlier application is not permitted.

SFAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income (available to common shareowners) by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. If SFAS 128 had been in effect during the current and prior year periods, basic EPS would have been $.11 and ($.05) for the years ended March 31, 1997 and 1996 respectively. Diluted EPS and SFAS 128 would not have been significantly different than primary EPS currently reported for the periods.

2.  CHANGE IN ACCOUNTING PRINCIPLE

The Company changed its method of accounting for certain inventory acquisition and distribution costs to capitalize such costs into merchandise inventories to better match these costs with their related sales and to conform to the predominant industry practice. Previously, such costs were expensed as incurred. The cumulative effect on prior years of adopting this method was $27,000, which is included in 1996 net income. The effect of this accounting change was an increase in earnings for fiscal 1996 of $4,000.

3.  PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements consist of the following at
 March 31 (in thousands):
                                                  1997      1996
      Land                                       $  490    $  262
      Land Improvements                             770
      Buildings and leasehold improvements        1,717       200
      Equipment, furniture and fixtures             902       798
      Construction in progress                       10     2,136
                               Total              3,889     3,396

     Less accumulated depreciation                 (542)    (460)
     Property, equipment and improvements, net   $3,347   $2,936

At the end of fiscal 1996, construction in progress related to the Solar Living Center (SLC), located in Hopland, California. The SLC is a twelve acre demonstration site of sustainable living practices and renewable energy systems and includes a retail store. The Solar Living Center was completed in May, 1996. $62,000 of interest was capitalized over a two year period in connection with this project.

4.  LINE OF CREDIT

On April 8, 1997, the Company entered into an extended line of credit agreement for $1,500,000 from National Bank of the Redwoods (the" Bank"). Borrowings bear interest at 1% over the prime rate, and interest is payable monthly. The line is personally guaranteed by the Company's majority shareowner. This agreement expires April 8, 1998.

In fiscal 1997, the Company had a $1,000,000 line of credit with the Bank. Borrowings bore interest at 2% over the prime rate, and interest was payable monthly. That line was personally guaranteed by the Company's majority shareowner. On March 31, 1997, no amounts were outstanding on the Company's line of credit.

The extended line of credit agreement contains restrictive covenants including debt to net worth and current ratios, restrictions on capital expenditures, positive cash flow at a certain point in the fiscal year and prohibitions on payment of cash dividends without the Bank's approval. The line is collateralized by substantially all of the Company's assets including inventory, accounts receivable and mailing lists as well as a key person life insurance policy on the life of the Company's majority shareowner. The Company was in compliance with all covenants of the extended line of credit agreement as of March 31, 1997.

5.  DEBT

Long term debt consists of the following on March 31 (in
thousands):
                                                   1997      1996
National Bank of the Redwoods term loan,
     interest at prime plus 2.0%, payable
     through June 30, 2021                         $568

Small Business Administration term loan,
     interest at 7.77%, payable through
     September, 2016                                596

National Bank of the Redwoods construction
     loan, interest at prime plus 2%, paid
     June 1996                                                387

Other                                                16        15

            Total                                $1,180     $ 402


Short-term                                           37       387
Long- term                                        1,143        15

            Total                                $1,180      $402

Collateral for both term loans is a first deed of trust on the Hopland, California property.

Principal payments on long-term debt are as follows (in
thousands):
          Fiscal Year ending March 31:
          1998                              $37
          1999                               54
          2000                               39
          2001                               41
          2002                               42
          Thereafter                        966

                      Total              $1,180

6.  DISPOSITION OF ASSETS

The Company plans to sell or close its retail store in Amherst, Wisconsin during fiscal 1998, due to the failure of the store to achieve the long term strategic objectives that the Company had for the store. The Company does not anticipate that the sale or closure of this store will result in a loss.

7.  LEASES

The Company has operating leases for office, warehouse facilities, the Eugene store and certain equipment, which expire from 1997 through 2000. Rental expense for the years ended March
31, 1997 and 1996 was $158,000 and $264,000, respectively.

Future minimum annual lease payments under operating leases are as follows (in thousands):

Fiscal Year ending March 31:
          1998                                               $166
          1999                                                 43
          2000                                                 11
          2001                                                  5

              Total                                          $225

8.  INCOME TAXES

Income tax expense (benefit) consists of the following for the years ended March 31 (in thousands):
                                               1997         1996
          Current:
          Federal                                $196      $ (40)
          State                                    52          1

                   Total                          248        (39)
          Deferred                                (25)       (31)

                   Total                        $ 223      $ (70)

The provisions for income taxes for financial reporting purposes are different from the tax provision computed by applying the statutory federal income tax rate.

The differences for each year are reconciled as follows (in
thousands):
                                                 1997     1996
Federal income taxes at statutory income
     tax rate (34%)                            $  199     $  (84)
State taxes net of federal tax benefit             33        (10)
Effect of nondeductible expenses                   13         13
Other                                             (22)        11

Provision                                      $  223       $(70)

The components of the net deferred tax liability at year-end are as follows (in thousands):
                                                 1997       1996
Deferred tax assets:
Accrued reserves                               $   23    $   23
Stock option compensation                          14         8
State income taxes                                  5         1
Other                                              24         -

    Total deferred tax assets                      66        32
Deferred tax liabilities:
Catalog costs                                     (73)      (63)
Other                                              (6)       (9)

Total deferred tax liabilities                    (79)      (72)

Net deferred tax liability                     $  (13)   $  (40)

9.  MAJORITY SHAREOWNER AGREEMENTS

The President and majority stockholder has a renewable one-year employment agreement with the Company which provides for an annual salary of $72,000. The President and majority shareowner has personally guaranteed the Company's line of credit agreement. (See Note 4.)

The Company has a split dollar life insurance agreement with its President, whereby the Company pays the premiums. The Company has been granted a security interest in the cash value and death benefit of the policy, and stock has been pledged as additional collateral during the period the premiums exceed the cash surrender value. The amount receivable at March 31, 1997 was $111,000.

10.  SHAREOWNERS' EQUITY

In September 1995 the Board of Directors approved a stock repurchase program. The Company is authorized to repurchase up to $250,000 of common stock. As of March 31, 1997, the Company had repurchased 9,184 shares at an average price of $5.34 per share.

In July 1996 the Company repurchased 30,000 shares of unregistered stock from its President and majority shareowner at a below-market price of $3.33 per share.

11. BENEFIT PLANS AND STOCK OPTIONS

In August 1992, the Company adopted the Real Goods Trading Corporation 401(k) Retirement Plan effective for the plan year commencing on January 1, 1992. The Plan does not require matching funds from the Company, and the Company has made no contributions.

Under the Company's Second Amended and Restated Fiscal 1993 Stock Incentive Plan (the "Plan") the Company can grant incentive and non-qualified options to purchase 600,000 shares of common stock. Incentive Stock Options can be granted at prices not less than 100% of the fair market value of the common shares (85% for non-qualified options) on the date the option is granted, and normally vest over a period not exceeding four years from the date of grant. As of March 31, 1997, options to purchase 233,700 shares were outstanding, and 26,100 had been exercised.

On March 3, 1997, the Board of Directors granted to all optionees under the Plan who surrendered their held options the same number of options with the same vesting provisions but at an exercise price which was both (i) five cents per share below the exercise price of the old options and (ii) at or above the current fair market value of the Company's stock on that date.

In June 1995 the Company reserved 50,000 shares of common stock for its Non-Employee Directors' Stock Option Plan (Director's
Plan). In May 1996 the Company amended and restated the Non-Employee Directors' Stock Option Plan and increased the plan to 100,000 shares. As of March 31, 1997, options to purchase 35,000 shares were outstanding and none had been exercised.

                                                         Weighted
                                            Number of    Average
                                              Shares     Exercise
                                          (in thousands)   Price
Outstanding at March 31, 1995                    325       $ 6.10

Granted                                          103         5.79
Exercised                                        (18)        5.10
Cancelled                                       (100)        8.38
Forfeited                                        (79)        5.10

Outstanding at March 31, 1996                    231         5.48

Granted                                          368         5.71
Exercised                                         (1)        7.00
Forfeited                                       (330)        5.43

Outstanding at March 31, 1997                    268        $5.40

Shares exercisable at March 31, 1997             136        $5.12
Shares available for grant at March 31, 1997     405
Range of exercise prices                        $5.05  to   $7.12
Weighted average remaining contractual
     life at March 31, 1997                      8 years
Weighted average fair value of options granted
     during the year ended March 31, 1996:      $1.38
Weighted average fair value of options granted
     during the year ended March 31, 1997:      $1.54


At March 31, 1997, 340,200 and 65,000 shares were available for future grants under the Second Amended and Restated Stock
Incentive Plan and Directors' Plan respectively.

ADDITIONAL STOCK PLAN INFORMATION

As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No.25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements in fiscal 1997. In fiscal 1996, as some options had been previously granted at an exercise price below market, an expense of $31,000 was reflected in the financial statements.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculate values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:
Expected life, 60 months following investing; stock volatility, 26.18% in fiscal 1997 and fiscal 1996; risk free interest rate 6% in fiscal 1997 and fiscal 1996; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are calculated at 50% expected rate, based on the Company's historical experience. If the computed fair values of the fiscal 1996 and fiscal 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings would have been $345,000 or $.10 per share in fiscal 1997, and net loss would have been $183,000 or ($.05) per share in fiscal 1996. However, the impact of outstanding non-vested stock options granted prior to fiscal 1996 have been excluded from the pro forma calculation; accordingly, the fiscal 1996 and fiscal 1997 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

No dealer, salesman or any other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Shares where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

Until ____________, 1997 (25 calendar days after the date of this Prospectus), all dealers effecting transactions in the Shares, whether or not participating in this distribution, may be required to deliver a Prospectus.

                              1,300,000
         SHARES REAL GOODS TRADING CORPORATION COMMON STOCK

                               Appendix A


                        Share Purchase Agreement

To Real Goods Trading Corporation:

Please issue shares of your common stock in the amounts and name(s) shown below. My signature acknowledges that I have read the Prospectus dated ___________, 1997, and the documents incorporated by reference therein (the "Prospectus") and am aware of the risk factors contained therein. I represent that I have relied solely upon the contents of the Prospectus in making an investment decision with regard to the shares offered thereby, and I have not relied on any other statements made by or with regard to the Company in connection with its anticipated operations or financial performance.

______________________________     ______________________________
        (Signature)                           (Date)

______________________________     ______________________________
        (Signature)                           (Date)

Enclosed is payment for ________ shares at $________;
Total: $________*

Register the shares in the following name(s) and amount(s):
(Please Print)

Name(s):_________________________________________________________

Number of share(s):  ________________

As (check one) [ ] Individual  [ ] Joint Tenancy
[ ] Husband & Wife as community property

[ ] Tenants in Common   [ ] Corporation   [ ] Trust  [ ] Other:

For the person(s) who will be registered shareowners:

Mailing
Address:_________________________________________________________

City, State, Zip:________________________________________________

Telephone:_______________________________________________________

Social Security or Taxpayer ID Number(s):________________________

 [ ] Check if eligible for $100 gift certificate because purchasing 500 shares before October 15, 1997.

Note:   Please attach any instructions for mailing the
certificates or shareowner communications other than to the registered shareowner at this address.

No Subscription Is Effective Until Acceptance.

Subscription Accepted by Real Goods Trading Corporation:

_________________________               ___________________
John Schaeffer, President               Date

*  Please adjust if you are eligible for the Volume Purchase
Discount as follows:

             Number of Shares       Discount
                    2500-4999           5.0%
                    5000-9999           7.5%
                10,000-99,999          10.0%
              100,000 or more          15.0%

                             TABLE OF CONTENTS
PROSPECTUS                                                 PAGE

Available Information. . . . . . . . . . . . . . . . . . . .  1
Prospectus Summary . . . . . . . . . . . . . . . . . . . . .  2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . .  4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . .  7
Capitalization . . . . . . . . . . . . . . . . . . . . . . . 11
Management's Discussion and Analysis of
Financial Condition and Results of Operations. . . . . . . . 12
Description of Business  . . . . . . . . . . . . . . . . . . 15
Selling Securityholders. . . . . . . . . . . . . . . . . . . 27
Price Range of Common Stock. . . . . . . . . . . . . . . . . 28
Shares Eligible for Future Sale. . . . . . . . . . . . . . . 29
Plan of Distribution . . . . . . . . . . . . . . . . . . . . 30
Management . . . . . . . . . . . . . . . . . . . . . . . . . 32
Certain Transactions . . . . . . . . . . . . . . . . . . . . 38
Principal Shareowners. . . . . . . . . . . . . . . . . . . . 39
Description of Securities. . . . . . . . . . . . . . . . . . 41
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . 42

Index to Financial Statements. . . . . . . . . . . . . . . .F-1

Appendix A . . . . . . . . . . . . . . . . . . . . . . . . .A-1

                                 PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation provide that, to the fullest extent permitted by California law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its shareowners. This provision in the Articles of Incorporation does not eliminate the duty of care and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under California law. Each director will continue to be subject to liability for (i) breach of the director's duty of loyalty to the Company or its shareowners, (ii) acts or omissions involving intentional misconduct or knowing and culpable violations of law,
(iii) acts or omissions that a director believes to be contrary to the best interests of the Company or its shareowners or that involve the absence of good faith on the part of the director,
(iv) any transaction from which the director derived an improper personal benefit, (v) acts or omissions involving a reckless disregard for the director's duty to the Company or its shareowners when the director was aware or should have been aware of a risk of serious injury to the Company or its shareowners,
(vi) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareowners, (vii) improper transactions between the director and the Company, (viii) improper distributions to shareowners and loans to directors and officers or (ix) acts or omissions by the director in his or her capacity as an officer of the Company.

     The Company's Articles of Incorporation limit the liability of directors to the fullest extent permissible under California law. The Articles of Incorporation authorize the Company to indemnify agents of the Company in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject only to applicable limits set h of duty to the corporation and its shareowners.

     The Company's Bylaws provide that the Company shall indemnify its directors, officers, employees and other agents to the fullest extent permitted by the California Corporations Code. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to (i) secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification and (ii) advance reasonably expected expenses in connection with such indemnification upon receipt of the undertaking required by Section 317(f) of the California General Corporation Law.

     The Company has entered into agreements to indemnify certain of its directors and officers to the fullest extent permitted by law. These agreements, among other things, indemnify such persons for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company or any other company or other enterprise to which the person provides services at the request of the Company.

     The above provisions in the Articles of Incorporation and Bylaws and the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareowners or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited the Company and its shareowners.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Legal fees                         $ 50,000
         Blue sky fees                        15,000
         Printing                             90,000
         SEC filing fee                        2,364
         EDGAR filing expenses                     0
         Accounting                           10,000
         Postage                              25,000
         Miscellaneous                         7,635
                                           _________
         Total                              $200,000

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     Registrant has in the past three years issued an aggregate of 30,363 unregistered shares of its common stock to 12 employees pursuant to employment agreements and the Company s Second Amended and Restated 1993 Stock Incentive Plan. The sales and issuances of the Common Stock described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions not involving a public offering. The purchasers in such private offerings represented their intention to acquire the securities for investment only and not with a view to the distribution thereof and appropriate legends were affixed to the stock certificates issued in such transactions. All purchasers had adequate access, through their employment or other relationships, to sufficient information about the Registrant to make an informed investment decision. No underwriter was employed with respect to any such sales.

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed with this registration statement, and this list constitutes the exhibit index.

EXHIBIT NO.         DESCRIPTION

    3.1*       Articles of Incorporation

    3.2*       Bylaws

    5          Form of Opinion of Coblentz, Cahen, McCabe &
               Breyer LLP

   10.1*       Form of Indemnification Agreement with Directors

   10.2**      Contract to Purchase Hopland Property

   10.7** License Agreement, as amended, between Sierra Club and Earth Care Paper Company, Inc., and consent letter from Sierra Club to the Company

   10.9***     Lease of 1670 West 7th Avenue, Eugene, Oregon

   10.10****   Lease of 555 Leslie Street, Ukiah, California

   10.11****   Loan Agreement between the Company and National
               Bank of the Redwoods dated April 4, 1995 and certain ancillary documents

   10.12****   Split Dollar Agreement by and among the Company
               and John C. Schaeffer and the Trustee of the Schaeffer 1994 Irrevocable Trust dated May 15,
               1995 and Assignment of Life Insurance Policy as
               Collateral by Trustee of the Schaeffer 1994
               Irrevocable Trust

   10.13****   Consulting Agreement with Stephen Morris

   10.14****   Amended and Restated Real Goods Trading
               Corporation Fiscal 1993 Stock Incentive Plan

   10.15****   The Real Goods Trading Corporation Non-Employee
               Directors' Stock Option Plan

   10.16^      Loan Agreement between the Company and National
               Bank of the Redwoods dated April 8, 1997 and certain ancillary documents

   10.17^      Term Loan Agreement between the Company and
               National Bank of the Redwoods dated June 24, 1996 and certain ancillary documents

   10.18^      Term Loan Agreement between the Company and Small
               Business Administration dated June 17, 1996 and certain ancillary documents

   10.19 Registration Rights Agreement between the Company and John Schaeffer dated as of June 18, 1997

   23.1^       Consent of Deloitte & Touche LLP

   23.1        Consent of Deloitte & Touche LLP

   23.2        Consent of Coblentz, Cahen, McCabe & Breyer LLP

    *          Incorporated by reference to the Company's
               Registration Statement of Form 10-KSB filed with the Securities and Exchange Commission on October
               1, 1993.

   ** Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form
               10-KSB  filed with the Securities and Exchange
               Commission on December 21, 1993.

  ***          Incorporated by reference to the Company's Form
               10-KSB filed with the Securities and Exchange
               Commission on June 29, 1994

 ****          Incorporated by reference to the Company's Form
               10-KSB filed with the Securities and Exchange
               Commission on June 28, 1995.

    ^          Incorporated by reference to the Company's Form
               10-KSB filed with the Securities and Exchange
               Commission on June 11, 1997

ITEM 28.  UNDERTAKINGS.

 (a)  The undersigned Registrant hereby undertakes as follows:

      (1) The Registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

           (i)  include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended (the
"Securities Act");

          (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

         (iii) include any additional or changed material information in the plan of distribution.

      (2) The Registrant will, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      (3) The Registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) For determining any liability under the Securities Act, the registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

     (d) For determining any liability under the Securities Act, the registrant will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                  SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Ukiah, State of California, on June 30, 1997.

                                  REAL GOODS TRADING CORPORATION
                                            (Registrant)

                      By:[S]DONNA MONTAG, CHIEF FINANCIAL OFFICER
                            Donna Montag, Chief Financial Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons on behalf of the registrant in the capacities and on the dates stated.

     Signature                  Title                   Date

[S]JOHN SCHAEFFER            President/CEO          July 1, 1997.
   John Schaeffer

[S]DONNA MONTAG        Chief Financial Officer      July 1, 1997.
   Donna Montag


[S]STEPHEN MORRIS               Director            July 1, 1997.
   Stephen Morris

[S]JAMES T. ROBELLO             Director            July 1, 1997.
   James T. Robello

[S]LINDA FRANCIS                Director            July 1, 1997.
   Linda Francis

[S]JOHN LENSER                  Director            July 1, 1997.
   John Lenser

[S]BARRY REDER                  Director            July 1, 1997.
   Barry Reder

PROPOSED LETTER TO ACCOMPANY TOMBSTONE TO GO TO REAL GOODS
CUSTOMERS

1 August 1997

Dear Loyal Real Goods Customer (Shareowner),

We want you to be the first to know about our new offering of Real Goods shares that we're making directly to our shareowners and customers and to the public. Real Goods has blazed many trails in the past by pioneering the concept of the direct public offering which has allowed us to grow at a healthy and sustainable rate over the past several years. In fact, our sales have grown 1000-fold since 1986 from $18,000 annually to over $18.4 million in the fiscal year ending 31 March 1997.

Our last offering of shares in 1993 allowed us to build our 12-acre Solar Living Center, which has drawn over 100,000 visitors in its first year of being open, a number we hadn't expected to reach until the year 2000. It has also allowed us to fulfill our mission of educating the public into the necessity of renewable energy and a sustainable future by presenting a demonstration center. Following in our pioneering tradition, in July 1996, we became the first company ever approved by the SEC (Securities & Exchange Commission) to establish a bulletin board so that our shareowners and customers could trade our stock on our Web page on the Internet without paying one penny in commission.

Now, we're asking for your support one more time in a unique offering of shares. Knowing that almost all of our shareowners are customers we've decided to offer a $100 gift certificate to anyone who purchases 500 or more shares of stock before 15 October 1997. The gift certificate can be used in any of our retail stores or in any of our catalogs. In addition, we'reoffering you a discount on share purchases under the following schedule:

Buy 2500 to 4999 shares:
                Get a 5% discount off of the share price
Buy 5000 to 9999 shares:
                Get a 7.5% discount off of the share price
Buy 10,000 to 99,999 shares:
                Get a 10% discount off of the share price
Buy 100,000 or more shares:
                Get a 15% discount off of the share price


We're offering 1,000,000 shares for sale by Real Goods and another 300,000 shares for sale by myself (primarily to satisfy the terms of my marital settlement agreement). While the full details of our new stock offering are in the prospectus, (which we hope you will request) we'd like give you a preview of what we want to do with some of this new capital which is as follows:

 .    Open a third store in Berkeley, California by this holiday season to replicate our success at our Hopland Solar Living Center. We've already hired a retail division manager who has retail rollout experience with over 18 new stores with Nature Company and Hearthsong.

 .    Make some capital improvements in our base mail order and
     renewable energy businesses to assure that we re ready for more volume of business.

 .    Expand our Eco-Tourism marketing program to try and build on our sale of the largest solar electric system in Latin
     America and our largest sale ($2 million) in our history which occurred in fiscal year 1997.

 .    Open five more stores around the country in selected areas where Real Goods customers have the most strength, each with approximately 4,000 square feet.

 .    Build a "Learning Center" at our Solar Living Center which will house our Institute for Solar Living, our renewable energy museum and educational displays, house our technicians selling renewable energy systems, and provide food services for our 100,000 plus visitors per year.

We're adhering to our mission of reducing our amount of marketing with "dead trees," by doing as much as possible electronically on the Internet. For this reason, you can read our prospectus online and you can even buy shares of stock in Real Goods online using your credit card simply by browsing our Web site on the Internet at:

                             http://www.realgoods.com

We think the future will be as exciting (if not more) as the past at Real Goods. We invite you to take part in this exhilarating adventure with us. The shares will be offered on a first come, first served basis and remember that if you buy 500 shares or more before 15 October 1997 you will receive a free $100 gift certificate. And, in order to make buying shares easier for students and those with limited amounts of money who want to support the Company, we're making our minimum number of shares only 25. Of course any shares ordered directly from the company will be commission-free.

I hope you'll choose to check out our prospectus and annual report for fiscal 1997. If you read it and have questions feel free to contact our Chief Financial Officer or our Shareowner Relations Coordinator or email me at: john@realgoods.com. I look forward to welcoming you into the family of Real Goods Shareowners and sharing our growth with you.

Best Regards,

<JOHN SCHAEFFER, PRESIDENT
John Schaeffer, President


P.S. A little legalese here: this letter is neither an offer nor the solicitation of an offer to buy these securities. The offer is made only by the prospectus, which will be furnished to residents of any state in which it shall be lawful to offer these securities.